INDEX TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CASTOR MARITIME INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
December 31, 2024 and June 30, 2025
(Expressed in U.S. Dollars – except for share data)

ASSETS		December 31,	June 30,
CURRENT ASSETS:	Note	2024	2025
Cash and cash equivalents		$87,896,786	$44,761,426
Accounts receivable trade, net		2,688,116	4,335,195
Due from related parties	3	6,393,625	11,218,334
Inventories		1,552,262	875,672
Prepaid expenses and other assets		3,773,218	3,496,994
Income tax receivable	22	11,844,503	16,557,458
Investment in equity securities	12(a)	69,119,010	53,946,029
Assets held for sale	6	69,430,788	35,793,985
Accrued charter revenue		52,084	—
Derivative Assets	14	1,107,832	1,748,191
Total current assets		253,858,224	172,733,284

NON-CURRENT ASSETS:
Vessels, net	6	200,443,193	160,905,994
Property and equipment, net	7	1,994,191	2,224,523
Due from related parties	3	3,504,667	2,893,839
Prepaid expenses and other assets		204,146	1,670,808
Deferred charges, net	4	2,205,544	5,547,347
Fair value of acquired time charters	5	119,733	—
Investment in related party	3(c)	117,560,467	117,564,356
Equity method investments	10	50,503,722	51,758,664
Equity method investments measured at fair value	10	115,455,048	122,478,949
Equity investments	12(b),14	4,661,658	9,041,629
Goodwill	9	17,932,243	23,813,811
Intangible assets, net	8	19,323,603	20,671,700
Operating lease right-of-use assets	15	7,770,979	8,001,169
Deferred tax assets	22	1,839,503	3,503,424
Total non-current assets		543,518,697	530,076,213

Total assets		$797,376,921	$702,809,497

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net	11	1,053,156	1,171,590
Current portion of long-term debt, related party, net	3	9,970,623	—
Liabilities directly associated with assets held for sale	6	17,656,371	17,896,996
Accounts payable		2,127,051	2,509,450
Deferred revenue		578,452	879,070
Accrued liabilities (including $364,205 and $0 accrued interest to related party, respectively)	3	23,045,515	16,145,159
Due to related parties	3(d)	889,020	1,104,166
Derivative liabilities	14	1,389,542	871,779
Operating lease liabilities	15	1,049,167	1,217,021
Income tax payable	22	6,642,888	5,703,155
Total current liabilities		64,401,785	47,498,386

NON-CURRENT LIABILITIES:
Long-term debt, net	11	2,603,900	4,100,565
Long-term debt, related party	3	89,921,162	—
Other accrued liabilities		166,156	167,650
Operating lease liabilities	15	6,721,813	6,784,148
Deferred tax liabilities	22	8,096,383	11,794,639
Total non-current liabilities		107,509,414	22,847,002

Commitments and contingencies	16

MEZZANINE EQUITY:
5.00% Series D fixed rate cumulative perpetual convertible preferred shares: 100,000 shares issued and outstanding as of December 31, 2024, and June 30, 2025, aggregate liquidation preference of $100,000,000 as of December 31, 2024 and June 30, 2025, respectively		77,708,258	79,159,445
Total mezzanine equity	13	77,708,258	79,159,445

SHAREHOLDERS’ EQUITY:
Common shares, $0.001 par value; 1,950,000,000 shares authorized; 9,662,354 issued and outstanding as of December 31, 2024 and June 30, 2025	13	9,662	9,662
Preferred shares, $0.001 par value: 50,000,000 shares authorized; Series B Preferred Shares – 12,000 shares issued and outstanding as of December 31, 2024, and June 30, 2025	13	12	12
Additional paid-in capital	13	265,389,338	265,341,318
Retained earnings		228,527,153	210,744,552
Accumulated other comprehensive (loss) / income		(1,509,187)	19,849,615
Total Castor Maritime Inc. shareholders’ equity		492,416,978	495,945,159
Noncontrolling interests		55,340,486	57,359,505
Total shareholders’ equity		547,757,464	553,304,664
Total liabilities, mezzanine equity and shareholders’ equity		$797,376,921	$702,809,497

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CASTOR MARITIME INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME For the six months ended June 30, 2024 and 2025
(Expressed in U.S. Dollars – except for share data)

		Six Months Ended June 30,	Six Months Ended June 30,
	Note	2024	2025
REVENUES:
Time charter revenues	5,18	$36,669,776	$20,213,839
Pool revenues	18	—	1,268,428
Total vessel revenues		36,669,776	21,482,267
Revenue from services (including $0 and $5,279,022 from related parties for the six months ended June 30, 2024, and 2025, respectively)	18	—	16,803,545
Total revenues		36,669,776	38,285,812

EXPENSES:
Voyage expenses (including $463,672, and $746,633 to related party for the six months ended June 30, 2024, and 2025, respectively)	3,19	(2,012,774)	(1,776,817)
Vessel operating expenses	19	(14,657,651)	(10,244,724)
Cost of revenue from services (exclusive of depreciation and amortization shown separately below)		—	(10,504,581)
Management fees to related parties	3	(2,486,692)	(2,288,643)
Depreciation and amortization	4,6,7,8	(7,387,855)	(6,653,155)
Loss on vessels held for sale	6	—	(5,554,777)
Provision for doubtful accounts		—	(15,459)
General and administrative expenses (including $1,599,000, and $1,648,570 to related party for the six months ended June 30, 2024, and 2025, respectively)	3, 20	(3,387,071)	(9,547,735)
Net gain / (loss) on sale of vessels	3, 6	19,307,595	(2,001,646)
Gain from a claim		1,411,356	—
Total expenses, net		(9,213,092)	(48,587,537)

Other operating income (expense):
Net gain on disposal of assets		—	410,099
Net gain from equity method investments		—	441,493
Net loss from equity method investments measured at fair value	10	—	(24,814,649)
Total other operating expense		—	(23,963,057)

Operating income / (loss)		27,456,684	(34,264,782)

OTHER INCOME/(EXPENSES):
Interest and finance costs (including $0, and $2,265,828 to related party for the six months ended June 30, 2024, and 2025, respectively)	3,21	(4,004,694)	(3,194,121)
Interest income		3,326,854	1,009,447
Foreign exchange loss		(85,658)	(1,139,598)
Dividend income from equity method investments measured at fair value (related party)	10	—	10,610,587
Dividend income on equity securities	12	2,853,165	2,196,716
Dividend income from related party	3	707,777	703,889
Gain on equity securities	12	15,025,838	5,457,774
Other, net		—	2,213,634
Total other expenses, net		17,823,282	17,858,328

Net income / (loss), before taxes		$45,279,966	$(16,406,454)
Income taxes	22	(94,609)	(602,133)
Net income / (loss)		45,185,357	(17,008,587)
Less: Net loss attributable to the non-controlling interest		—	3,191,062
Net income / (loss) attributable to Castor Maritime Inc.		45,185,357	(13,817,525)
Dividend on Series D Preferred Shares	13	(1,263,889)	(2,513,889)
Deemed dividend on Series D Preferred Shares	13	(249,515)	(1,451,187)
Net income / (loss) attributable to common shareholders of Castor Maritime Inc.		43,671,953	(17,782,601)

Other comprehensive income:
Foreign currency translation		—	28,586,783
Net cash flow hedges		—	394,454
Other comprehensive income		—	28,981,237
Other comprehensive income attributable to noncontrolling interests		—	(7,622,435)
Other comprehensive income attributable to Castor Maritime Inc.		—	21,358,802

Total comprehensive income		45,185,357	11,972,650
Comprehensive income attributable to noncontrolling interests		—	(4,431,373)
Total comprehensive income attributable to Castor Maritime Inc.		45,185,357	7,541,277

Earnings / (loss) per common share, basic attributable to Castor Maritime Inc. common shareholders	17	4.52	(1.84)
Earnings / (loss) per common share, diluted attributable to Castor Maritime Inc. common shareholders	17	2.11	(1.84)
Weighted average number of common shares, basic	17	9,662,354	9,662,354
Weighted average number of common shares, diluted	17	21,397,406	9,662,354

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CASTOR MARITIME INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND MEZZANINE EQUITY For the six months ended June 30, 2024, and 2025
(Expressed in U.S. Dollars – except for share data)

	Number of shares issued									Mezzanine equity
	Common shares	Series B Preferred shares	Par Value of Shares issued	Additional Paid-in capital	Retained earnings	Accumulated Other Comprehensive Income / (Loss)	Castor Maritime Inc.	Non-controlling Interest	Total Shareholders’ Equity	# of Series D Preferred Shares	Mezzanine Equity
Balance, December 31, 2023	9,662,354	12,000	9,674	266,447,819	194,722,759	—	461,180,252	—	461,180,252	50,000	49,549,489
- Dividend on Series D Preferred Shares	—	—	—	—	(1,263,889)	—	(1,263,889)	—	(1,263,889)	—	—
- Deemed dividend on Series D Preferred Shares	—	—	—	—	(249,515)	—	(249,515)	—	(249,515)	—	249,515
- Warrants repurchase (Note 14)	—	—	—	(1,058,481)	—	—	(1,058,481)	—	(1,058,481)	—	—
- Net income and comprehensive income	—	—	—	—	45,185,357	—	45,185,357	—	45,185,357	—	—
Balance, June 30, 2024	9,662,354	12,000	9,674	265,389,338	238,394,712	—	503,793,724	—	503,793,724	50,000	49,799,004

Balance, December 31, 2024	9,662,354	12,000	9,674	265,389,338	228,527,153	(1,509,187)	492,416,978	55,340,486	547,757,464	100,000	77,708,258
- Dividend on Series D Preferred Shares	—	—	—	—	(2,513,889)	—	(2,513,889)	—	(2,513,889)	—	—
- Deemed dividend on Series D Preferred Shares	—	—	—	—	(1,451,187)	—	(1,451,187)	—	(1,451,187)	—	1,451,187
- Dividends to noncontrolling interests (Note 13)	—	—	—	—	—	—	—	(2,848,198)	(2,848,198)	—	—
- Changes in Ownership of Subsidiary Without Loss of Control	—	—	—	(48,020)	—	—	(48,020)	320,800	272,780	—	—
- Share-based compensation (Note 23)	—	—	—	—	—	—	—	115,044	115,044	—	—
- Other comprehensive income	—	—	—	—	—	21,358,802	21,358,802	7,622,435	28,981,237	—	—
- Net loss	—	—	—	—	(13,817,525)	—	(13,817,525)	(3,191,062)	(17,008,587)	—	—
Balance, June 30, 2025	9,662,354	12,000	9,674	265,341,318	210,744,552	19,849,615	495,945,159	57,359,505	553,304,664	100,000	79,159,445

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CASTOR MARITIME INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS For the six months ended June 30, 2024, and 2025 (Expressed in U.S. Dollars)

	Six Months Ended June 30,
	Note	2024	2025
Cash Flows provided by / (used in) Operating Activities:
Net income / (loss), net of taxes		$45,185,357	$(17,008,587)
Adjustments to reconcile net income / (loss) to net cash provided by Operating Activities:
Depreciation and amortization	4,6,7,8	7,387,855	6,653,155
Amortization and write-off of deferred finance charges	3,21	451,227	108,215
Amortization of fair value of acquired time charters	5	265,173	119,733
Straight line amortization of hire		(176,850)	125,507
Net (gain) / loss on sale of vessels	6	(19,307,595)	2,001,646
Loss on vessels held for sale	6	—	5,554,777
Provision for doubtful accounts		—	15,459
Share-based compensation	20,23	—	115,044
Non-cash compensation (transfer of shares)		—	272,780
Net gain on dispositions of assets		—	(410,099)
Unrealized gain from equity method investments		—	(441,493)
Unrealized losses from equity method investments measured at fair value	10	—	24,814,649
Dividend income from equity method investments measured at fair value (related party)	10	—	(10,610,587)
Unrealized foreign exchange loss from equity method investments		—	1,084,348
Unrealized gain on equity securities	12	(11,237,677)	(7,511,809)
Realized (gain) / loss on sale of equity securities	12	(3,618,022)	2,029,190
Non-cash effects from translation to reporting currency		—	28,458
Gain from a claim		(1,411,356)	—
Changes in operating assets and liabilities:
Accounts receivable trade, net		1,937,752	(1,221,358)
Inventories		615,101	784,160
Due from/to related parties		5,633,489	656,457
Prepaid expenses and other assets		1,110,733	(308,770)
Accounts payable		(1,291,988)	(172,965)
Accrued liabilities		(658,389)	(8,601,118)
Income tax receivable / payable		—	(4,596,126)
Derivative assets and liabilities, net		—	(1,084,289)
Deferred revenue		(1,036,689)	227,194
Dry-dock costs paid		—	(2,397,313)
Dividends received from equity method investments measured at fair value		—	5,797,456
Net Cash provided by / (used in) Operating Activities		23,848,121	(3,976,286)

Cash flow provided by Investing Activities:
Other vessel improvements	6	(26,494)	(260,169)
Purchase of equity securities	12	(18,114,116)	(11,012,514)
Acquisitions of property and equipment, net	7	—	(112,563)
Proceeds from sale of equity securities	12	46,088,578	31,668,114
Net proceeds from sale of vessels	6	107,876,357	61,939,798
Proceeds from a claim		1,411,356	—
Payments for acquisition of equity method investments	10	—	(24,119,428)
Return of invested capital from equity method investments			4,137,792
Net proceeds from dispositions of long term assets		—	357,048
Net cash provided by Investing Activities		137,235,681	62,598,078

Cash flows provided by / (used in) Financing Activities:
Repurchase of warrants		(1,058,481)	—
Dividends paid on Series D Preferred Shares	13	(1,250,000)	(2,097,222)
Proceeds from long-term debt	11	—	1,577,002
Repayment of long-term debt (including related party)	3, 11	(43,383,257)	(101,057,645)
Payment of deferred financing costs		—	(110,000)
Cash dividends paid to noncontrolling interests	13	—	(2,848,198)
Net cash used in Financing Activities		(45,691,738)	(104,536,063)

Effect of exchange rate changes on cash, cash equivalents and restricted cash		—	3,206,933
Net increase/(decrease) in cash, cash equivalents, and restricted cash		115,392,064	(42,707,338)
Cash, cash equivalents and restricted cash at the beginning of the period		120,901,147	88,616,996
Cash, cash equivalents and restricted cash at the end of the period		$236,293,211	$45,909,658

RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH
Cash and cash equivalents		$230,137,481	$44,761,426
Restricted cash, current		1,790,730	—
Restricted cash, non-current		4,365,000	—
Cash and cash equivalents included in assets held for sale		—	1,148,232
Cash, cash equivalents, and restricted cash		$236,293,211	$45,909,658

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
1.	Basis of Presentation and General information:

Castor Maritime Inc. (“Castor”) was incorporated in September 2017 under the laws of the Republic of the Marshall Islands. The accompanying unaudited interim condensed consolidated financial statements include the accounts of Castor and its wholly owned and majority-owned subsidiaries (collectively, the “Company”). Castor is a diversified global shipping and energy company, with activities directly and indirectly in investment and asset management, vessel ownership, technical and commercial ship management and energy infrastructure projects. On December 21, 2018, Castor’s common shares, par value $0.001 (the “common shares”) began trading on the Euronext NOTC, under the symbol “CASTOR” and, on February 11, 2019, they began trading on the Nasdaq Capital Market, or Nasdaq, under the symbol “CTRM”. As of June 30, 2025, Castor was controlled by Thalassa Investment Co. S.A. (“Thalassa”) by virtue of its ownership of 100% of the Series B preferred shares of Castor and, as a result, Thalassa controlled the outcome of matters on which shareholders are entitled to vote. Thalassa is affiliated with Petros Panagiotidis, the Company’s Chairman, Chief Executive Officer and Chief Financial Officer.

On March 27, 2024, the Company effected a 1-for-10 reverse stock split on its issued and outstanding common shares. All share and per share amounts disclosed in the accompanying unaudited interim condensed consolidated financial statements give effect to this reverse stock split retroactively for the period ended June 30, 2024.

With effect from July 1, 2022, Castor Ships S.A., a corporation incorporated under the laws of the Republic of the Marshall Islands (“Castor Ships”), a related party controlled by the Company’s Chairman, Chief Executive Officer and Chief Financial Officer, Petros Panagiotidis, manages the Company’s business overall. Prior to this date, Castor Ships provided only commercial ship management and administrative services to the Company (see also Note 3).

Pavimar S.A. (“Pavimar”), a related party controlled by Ismini Panagiotidis, the sister of the Company’s Chairman, Chief Executive Officer and Chief Financial Officer, Petros Panagiotidis, provided technical, crew and operational management services to the Company through the first half of 2022. With effect from July 1, 2022, Pavimar co-managed with Castor Ships the technical management of the Company’s dry bulk vessels, except for the M/V Magic Celeste, M/V Magic Ariel and M/V Magic Starlight, for which Castor Ships has provided the technical management since August 16, 2024, October 9, 2024 and December 18, 2024, respectively. As of June 30, 2025, all ship management agreements between the Company and Pavimar have been terminated. Castor Ships now exclusively provides the commercial and technical management of the Company’s entire fleet, while certain aspects of the management of a number of the Company’s vessels are subcontracted to related or third-party managers.

As of June 30, 2025, the Company owned a diversified fleet of 9 vessels, with a combined carrying capacity of 0.7 million dwt, consisting of four Kamsarmax, three Panamax and one Ultramax dry bulk vessels, as well as one 1,850 TEU containership.

On December 12, 2024, Castor, through a wholly owned subsidiary, entered into a share purchase agreement, pursuant to which Castor agreed to acquire from MPC Münchmeyer Petersen & Co. GmbH (“MPC Holding”), subject to certain  terms and conditions, 26,116,378 shares of common stock of MPC Münchmeyer Petersen Capital AG (“MPC Capital”), representing 74.09% of MPC Capital’s outstanding common stock, for a cash price of €7.00 per share, equivalent to aggregate consideration of €182.8 million (approximately $192.0 million at the time of the transaction), excluding transaction related costs. On December 16, 2024, the acquisition of the 26,116,378 shares of common stock of MPC Capital was completed. MPC Capital is an investment and asset manager specializing in infrastructure projects in the maritime and energy sectors. Partnering and co-investing with institutional investors, MPC Capital provides tailor-made investment solutions, project access, and integrated asset management expertise, including technical and commercial ship management. The transaction was financed with cash on hand and the proceeds of (i) a $100 million senior term loan facility between Toro Corp. (“Toro”) and Castor and (ii) the issuance of an additional 50,000 of Castor’s 5.00% Series D cumulative perpetual convertible preferred shares, par value $0.001 per share (the “Series D Preferred Shares”) to Toro for an aggregate consideration of $50,000,000, which are discussed in Note 3(d) and (e).

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
1.	Basis of Presentation and General information (continued):

The Company accounted for the control obtained in MPC Capital on December 16, 2024 as a “business combination”, which resulted in the application of the “acquisition method”, as defined under ASC 805, Business Combinations, with the Company to be considered the accounting acquirer of MPC Capital. The assets acquired and liabilities assumed on the date of control were recorded at fair value.

Details of the Company’s wholly-owned and majority-owned subsidiaries as of June 30, 2025, are listed below.

(a) Consolidated vessel owning subsidiaries:

	Company	Country of incorporation	Vessel Name	DWT	Year Built	Delivery date to Castor
1	Spetses Shipping Co. (“Spetses”)	Marshall Islands	M/V Magic P	76,453	2004	February 2017
2	Liono Shipping Co. (“Liono”)	Marshall Islands	M/V Magic Thunder (1)	83,375	2011	April 2021
3	Mulan Shipping Co. (“Mulan”)	Marshall Islands	M/V Magic Starlight	81,048	2015	May 2021
4	Songoku Shipping Co. (“Songoku”)	Marshall Islands	M/V Magic Pluto	74,940	2013	August 2021
5	Asterix Shipping Co. (“Asterix”)	Marshall Islands	M/V Magic Perseus	82,158	2013	August 2021
6	Johnny Bravo Shipping Co. (“Johnny Bravo”)	Marshall Islands	M/V Magic Mars	76,822	2014	September 2021
7	Aladdin Shipping Co. (“Aladdin”)	Marshall Islands	M/V Magic Celeste	63,310	2015	August 2024
8	Ariel Shipping Co. (“Ariel”)	Marshall Islands	M/V Magic Ariel	81,845	2020	October 2024
9	Yogi Bear Shipping Co. (Yogi”)	Marshall Islands	M/V Raphaela	26,811	2008	October 2024

(1)	On July 29, 2025, Liono Shipping Co. completed a sale and leaseback transaction for the M/V Magic Thunder with a Japanese counterparty. (See Note 25(b))

(b) Consolidated subsidiaries formed to acquire vessels:

	Company	Country of incorporation
1	Containco Shipping Inc.	Marshall Islands

(c)     Consolidated holding subsidiary:

	Company	Country of incorporation
1	Thalvora Holdings GmbH	Germany

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
1.	Basis of Presentation and General information (continued):

(d) Consolidated non-vessel owning subsidiaries:

	Company	Country of incorporation
1	Castor Maritime SCR Corp. (“Castor SCR”) (1)	Marshall Islands
2	Bagheera Shipping Co. (“Bagheera”) (2)	Marshall Islands
3	Luffy Shipping Co. (“Luffy”) (2)	Marshall Islands
4	Kabamaru Shipping Co. (“Kabamaru”) (2)	Marshall Islands
5	Bistro Maritime Co. (“Bistro”) (2)	Marshall Islands
6	Garfield Shipping Co. (“Garfield”) (2)	Marshall Islands
7	Pikachu Shipping Co. (“Pikachu”) (3)	Marshall Islands
8	Jumaru Shipping Co. (“Jumaru”) (4)	Marshall Islands
9	Pumba Shipping Co. (“Pumba”) (5)	Marshall Islands
10	Snoopy Shipping Co. (“Snoopy”) (6)	Marshall Islands
11	Super Mario Shipping Co. (“Super Mario”) (7)	Marshall Islands
12	Stewie Shipping Co. (“Stewie”) (8)	Marshall Islands
13	Pocahontas Shipping Co. (“Pocahontas”) (9)	Marshall Islands
14	Cinderella Shipping Co. (“Cinderella”) (10)	Marshall Islands
15	Mickey Shipping Co. (“Mickey”) (11)	Marshall Islands
16	Jerry Shipping Co. (“Jerry S”) (12)	Marshall Islands
17	Tom Shipping Co. (“Tom S”) (13)	Marshall Islands
18	Indigo Global Corp.	Marshall Islands
19	Castor Maritime Finance Inc.	Marshall Islands
20	Castor CSI Corp.	Marshall Islands
21	Thalvora Enterprises Inc.	Marshall Islands
22	MPCC CSI LTD	Republic of Cyprus

(1)	Incorporated under the laws of the Marshall Islands on September 16, 2021, this entity serves as the Company’s subsidiaries’ cash manager with effect from November 1, 2021.

(2)	Details of the entities that sold their vessels prior to 2024 can be found in Note 1 of the consolidated financial statements included in the Company’s 2024 Annual Report.

(3)	Pikachu Shipping Co. no longer owns any vessel following the sale of the M/V Magic Moon on November 10, 2023, and delivery of such vessel to an unaffiliated third-party on January 16, 2024.

(4)	Jumaru Shipping Co. no longer owns any vessel following the sale of the M/V Magic Nova on January 19, 2024, and delivery of such vessel to an entity beneficially owned by a family member of the Company’s Chairman, Chief Executive Officer and Chief Financial Officer on March 11, 2024.

(5)	Pumba Shipping Co. no longer owns any vessel following the sale of the M/V Magic Orion on December 7, 2023, and delivery of such vessel to an unaffiliated third-party on March 22, 2024.

(6)	Snoopy Shipping Co. no longer owns any vessel following the sale of the M/V Magic Nebula on February 15, 2024, and delivery of such vessel to an entity affiliated with a family member of the Company’s Chairman, Chief Executive Officer and Chief Financial Officer on April 18, 2024.

(7)	Super Mario Shipping Co. no longer owns any vessel following the sale of the M/V Magic Venus on December 21, 2023, and delivery of such vessel to an entity affiliated with a family member of the Company’s Chairman, Chief Executive Officer and Chief Financial Officer on May 10, 2024.

(8)	Stewie Shipping Co. no longer owns any vessel following the sale of the M/V Magic Vela on May 1, 2024, and delivery of such vessel to an unaffiliated third-party on May 23, 2024.

(9)	Pocahontas Shipping Co. no longer owns any vessel following the sale of the M/V Magic Horizon on January 19, 2024, and delivery of such vessel to an entity beneficially owned by a family member of the Company’s Chairman, Chief Executive Officer and Chief Financial Officer on May 28, 2024.

(10)	Cinderella Shipping Co. no longer owns any vessel following the sale of the M/V Magic Eclipse on March 6, 2025, and delivery of such vessel to an entity beneficially owned by a family member of the Company’s Chairman, Chief Executive Officer and Chief Financial Officer on March 24, 2025 (see also Note 6).

(11)	Mickey Shipping Co. no longer owns any vessel following the sale of the M/V Magic Callisto on March 11, 2025, and delivery of such vessel to an entity beneficially owned by a family member of the Company’s Chairman, Chief Executive Officer and Chief Financial Officer on April 28, 2025 (see also Note 6).

(12)	Jerry Shipping Co. no longer owns any vessel following the sale of the M/V Ariana A on November 13, 2024, and delivery of such vessel to an unaffiliated third-party on January 22, 2025 (see also Note 6).

(13)	Tom Shipping Co. no longer owns any vessel following the sale of the M/V Gabriela A on December 4, 2024, and delivery of such vessel to an unaffiliated third-party on May 7, 2025 (see also Note 6).

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
1.	Basis of Presentation and General information (continued):

(e) Consolidated majority-owned subsidiaries:

Company	Country of incorporation	Shares held in percent	Shareholder
MPC Münchmeyer Petersen Capital AG	Germany	73.97%	Thalvora Holdings GmbH

The consolidated subsidiaries in the table below are held by the MPC Münchmeyer Petersen Capital AG:

Company	Country of incorporation	Shares held in percent	Shareholder
Curamus Managementgesellschaft mbH, Hamburg	Germany	100%	MPC Capital Dritte Beteiligungsgesellschaft mbH, Hamburg
Duisburg Invest Beteiligungsgesellschaft mbH & Co. KG, Hamburg	Germany	100%	MPC Capital AG, Hamburg 99.90% MPC Capital Beteiligungsgesellschaft mbH & Co. KG, Hamburg 0.10%
Energiepark Heringen-Philippsthal WP HP GmbH & Co, KG, Hamburg	Germany	100%	MPC Capital Beteiligungsgesellschaft mbH & Co. KG, Hamburg
ELG Erste Liquidationsmanagement GmbH, Hamburg	Germany	100%	MPC Capital GmbH, Hamburg
First Fleet Philipp Beteiligungs GmbH, Delmenhorst	Germany	100%	MPC Capital Investments GmbH, Hamburg
Harper Petersen Albis GmbH & Co. KG, Hamburg	Germany	100%	Harper Petersen & Co. GmbH & Co. KG, Hamburg
Harper Petersen & Co. Asia Ltd., Hongkong / China	China	100%	Harper Petersen & Co. GmbH & Co. KG, Hamburg
Harper Petersen & Co. B.V., Amsterdam / Netherlands	Netherlands	100%	Harper Petersen & Co. GmbH & Co. KG, Hamburg
Harper Petersen & Co. GmbH & Co. KG, Hamburg	Germany	100%	MPC Maritime Holding GmbH, Hamburg
Harper Petersen & Co. Pte Ltd., Singapur	Singapore	100%	Harper Petersen & Co. GmbH & Co. KG, Hamburg
HLD Vermögensverwaltungsgesellschaft UG (haftungsbeschränkt) i.L., Hamburg	Germany	100%	MPC Capital Beteiligungsgesellschaft mbH & Co. KG, Hamburg
Immobilienmanagement MPC Student Housing Venture GmbH, Hamburg	Germany	100%	MPC Capital AG, Hamburg
Immobilienmanagement Sachwert Rendite-Fonds GmbH, Hamburg	Germany	100%	MPC Capital GmbH, Hamburg
Management Sachwert Rendite-Fonds Immobilien GmbH, Hamburg	Germany	100%	MPC Capital GmbH, Hamburg
Managementgesellschaft Harper Petersen mbH, Hamburg	Germany	100%	Harper Petersen & Co. GmbH & Co. KG, Hamburg
Managementgesellschaft MPC Global Maritime Opportunity Private Placement GmbH, Hamburg	Germany	100%	MPC Maritime Holding GmbH, Hamburg

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
1.	Basis of Presentation and General information (continued):

Managementgesellschaft MPC Solarpark mbH, Hamburg	Germany	100%	MPC Münchmeyer Petersen Real Estate Consulting GmbH, Hamburg
Managementgesellschaft Oil Rig Plus mbH, Hamburg	Germany	100%	MPC Maritime Holding GmbH, Hamburg
MPC Achte Vermögensstrukturfonds Verwaltungsgesellschaft mbH, Hamburg	Germany	100%	MPC Investment Services GmbH, Hamburg
MPC Best Select Company Plan Managementgesellschaft mbH, Quickborn	Germany	100%	MPC Investment Services GmbH, Hamburg
MPC Capital Advisory GmbH, Hamburg	Germany	100%	MPC Capital GmbH, Hamburg
MPC Capital Beteiligungsgesellschaft mbH & Co. KG, Hamburg	Germany	100%	MPC Capital AG, Hamburg
MPC Capital Dritte Beteiligungsgesellschaft mbH, Hamburg	Germany	100%	MPC Capital AG, Hamburg
MPC Capital GmbH, Hamburg	Germany	100%	MPC Capital AG, Hamburg
MPC Capital Investments GmbH, Hamburg	Germany	100%	MPC Capital AG, Hamburg
MPC Capital Risk & Insurance GmbH & Co. KG, Hamburg	Germany	100%	MPC Capital AG, Hamburg
MPC Capital Risk & Insurance Verwaltungs GmbH, Hamburg	Germany	100%	MPC Capital AG, Hamburg
MPC Capital Zweite Beteiligungsgesellschaft mbH, Hamburg	Germany	100%	MPC Capital Beteiligungsgesellschaft mbH & Co. KG, Hamburg
MPC Dritte Vermögensstrukturfonds Verwaltungsgesellschaft mbH, Hamburg	Germany	100%	MPC Investment Services GmbH, Hamburg
MPC ECOBOX OPCO 1 Beteiligungs GmbH & Co. KG. Hamburg	Germany	51.1%	MPC Capital Zweite Beteiligungsgesellschaft mbH, Hamburg
MPC ECOBOX OPCO 2 Beteiligungs GmbH & Co. KG. Hamburg	Germany	77.6%	MPC Capital Zweite Beteiligungsgesellschaft mbH, Hamburg
MPC ECOBOX OPCO 4 GmbH & Co. KG i.L., Hamburg	Germany	81.7%	MPC Capital Zweite Beteiligungsgesellschaft mbH, Hamburg
MPC Energías Renovables Colombia S.A.S., Bogotá / Colombia	Colombia	100%	MPC Capital GmbH, Hamburg
MPC Elfte Vermögensstrukturfonds Verwaltungsgesellschaft mbH, Hamburg	Germany	100%	MPC Investment Services GmbH, Hamburg
MPC Fünfte Vermögensstrukturfonds Verwaltungsgesellschaft mbH, Hamburg	Germany	100%	MPC Investment Services GmbH, Hamburg
MPC Investment Partners GmbH, Hamburg	Germany	100%	MPC Capital AG, Hamburg
MPC Investment Services GmbH, Hamburg	Germany	100%	MPC Capital AG, Hamburg
MPC Maritime Beteiligungsgesellschaft mbH & Co. KG, Hamburg	Germany	100%	MPC Maritime Holding GmbH, Hamburg
MPC Maritime Beteiligungsverwaltungsgesellschaft mbH, Hamburg	Germany	100%	MPC Maritime Holding GmbH, Hamburg
MPC Maritime Holding GmbH, Hamburg	Germany	100%	MPC Capital AG, Hamburg
MPC Maritime Investments GmbH i.L., Hamburg	Germany	100%	MPC Maritime Holding GmbH, Hamburg
MPC Multi Asset Verwaltungsgesellschaft mbH, Hamburg	Germany	100%	MPC Maritime Holding GmbH, Hamburg

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
1.	Basis of Presentation and General information (continued):

MPC Münchmeyer Petersen Real Estate Consulting GmbH, Hamburg	Germany	100%	MPC Capital AG, Hamburg
MPC Neunte Vermögensstrukturfonds Verwaltungsgesellschaft mbH, Hamburg	Germany	100%	MPC Investment Services GmbH, Hamburg
MPC Real Value Fund Verwaltungsgesellschaft mbH, Quickborn	Germany	100%	MPC Investment Services GmbH, Hamburg
MPC Renewable Panama S.A., Panama	Panama	100%	MPC Capital GmbH, Hamburg
MPC Schiffsbeteiligung Vermögensstrukturfonds Verwaltungsgesellschaft mbH, Nielbühl	Germany	100%	MPC Maritime Holding GmbH, Hamburg
MPC Sechste Vermögensstrukturfonds Verwaltungsgesellschaft mbH, Hamburg	Germany	100%	MPC Investment Services GmbH, Hamburg
MPC Siebte Vermögensstrukturfonds Verwaltungsgesellschaft mbH, Hamburg	Germany	100%	MPC Investment Services GmbH, Hamburg
MPC Silica Invest GmbH, Hamburg	Germany	100%	MPC Capital AG, Hamburg
MPC Venture Invest AG, Wien / Austria	Austria	100%	MPC Capital AG, Hamburg
MPC Vierte Vermögensstrukturfonds Verwaltungsgesellschaft mbH, Hamburg	Germany	100%	MPC Investment Services GmbH, Hamburg
MPC Zehnte Vermögensstrukturfonds Verwaltungsgesellschaft mbH, Hamburg	Germany	100%	MPC Investment Services GmbH, Hamburg
MPC Zweite Vermögensstrukturfonds Verwaltungsgesellschaft mbH, Hamburg	Germany	100%	MPC Investment Services GmbH, Hamburg
Panda Invest GmbH, Hamburg	Germany	100%	MPC Capital Beteiligungsgesellschaft mbH & Co. KG, Hamburg
Palmaille Ship Invest GmbH, Hamburg	Germany	31.0%	MPC Capital Beteiligungsgesellschaft mbH & Co. KG, Hamburg
PB BS GMO Verwaltungs GmbH, Hamburg	Germany	100%	MPC Capital Investments GmbH, Hamburg
PBH Maritime Verwaltungsgesellschaft mbH, Hamburg	Germany	100%	MPC Capital Beteiligungsgesellschaft mbH & Co. KG, Hamburg
RES Maxis B.V., Amsterdam / Netherlands	Netherlands	71.5%	MPC Capital Beteiligungsgesellschaft mbH & Co. KG, Hamburg
TVP Treuhand- und Verwaltungsgesellschaft für Publikumsfonds mbH & Co. KG, Hamburg	Germany	100%	MPC Investment Services GmbH, Hamburg
Verwaltung “Rio Blackwater” Schifffahrtsgesellschaft mbH, Hamburg	Germany	100%	MPC Maritime Holding GmbH, Hamburg
Verwaltung Achte Sachwert Rendite-Fonds Deutschland GmbH, Hamburg	Germany	100%	MPC Capital GmbH, Hamburg
Verwaltung Asien Opportunity Real Estate GmbH, Hamburg	Germany	100%	MPC Capital GmbH, Hamburg
Verwaltung Bluewater Investments GmbH, Hamburg	Germany	100%	MPC Capital Beteiligungsgesellschaft mbH & Co. KG, Hamburg
Verwaltung Dreiundfünfzigste Sachwert Rendite-Fonds Holland GmbH, Hamburg	Germany	100%	MPC Capital GmbH, Hamburg
Verwaltung Dritte MPC Sachwert Rendite-Fonds Opportunity Amerika GmbH, Quickborn	Germany	100%	MPC Capital GmbH, Hamburg

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
1.	Basis of Presentation and General information (continued):

Verwaltung Einundsiebzigste Sachwert Rendite-Fonds Holland GmbH, Hamburg	Germany	100%	MPC Capital GmbH, Hamburg
Verwaltung Elfte Sachwert Rendite-Fonds Deutschland GmbH, Hamburg	Germany	100%	MPC Capital GmbH, Hamburg
Verwaltung Fünfte Sachwert Rendite-Fonds Deutschland GmbH, Hamburg	Germany	100%	MPC Capital GmbH, Hamburg
Verwaltung Harper Petersen Albis GmbH, Hamburg	Germany	100%	Harper Petersen Albis GmbH & Co. KG, Hamburg
Verwaltung MPC Capital Beteiligungsgesellschaft mbH, Hamburg	Germany	100%	MPC Capital AG, Hamburg
Verwaltung MPC Global Maritime Opportunity Private Placement GmbH, Hamburg	Germany	100%	MPC Capital Investments GmbH, Hamburg
Verwaltung MPC Real Estate Opportunity Private Placement Amerika GmbH, Quickborn	Germany	100%	MPC Capital GmbH, Hamburg
Verwaltung MPC Sachwert Rendite-Fonds Opportunity Amerika GmbH, Quickborn	Germany	100%	MPC Capital GmbH, Hamburg
Verwaltung MPC Sachwert Rendite-Fonds Opportunity Asien GmbH, Hamburg	Germany	100%	MPC Capital GmbH, Hamburg
Verwaltung MPC Solarpark GmbH, Hamburg	Germany	100%	MPC Investment Services GmbH, Hamburg
Verwaltung MPC Student Housing Beteiligung UG, Quickborn	Germany	100%	MPC Capital AG, Hamburg
Verwaltung MPC Student Housing Venture GmbH, Quickborn	Germany	100%	MPC Capital AG, Hamburg
Verwaltung Neunte Sachwert Rendite-Fonds Deutschland GmbH, Hamburg	Germany	100%	MPC Capital GmbH, Hamburg
Verwaltung Neunundfünfzigste Sachwert Rendite-Fonds Holland GmbH, Hamburg	Germany	100%	MPC Capital GmbH, Hamburg
Verwaltung Sachwert Rendite-Fonds Japan GmbH, Quickborn	Germany	100%	MPC Capital GmbH, Hamburg
Verwaltung Sechste Sachwert Rendite-Fonds Deutschland (Private Placement) GmbH, Hamburg	Germany	100%	MPC Capital GmbH, Hamburg
Verwaltung Sechsundvierzigste Sachwert Rendite-Fonds Holland GmbH, Hamburg	Germany	100%	MPC Capital GmbH, Hamburg
Verwaltung SHV Management Participation GmbH, Quickborn	Germany	100%	MPC Capital AG, Hamburg
Verwaltung Siebenundfünfzigste Sachwert Rendite-Fonds Holland GmbH, Hamburg	Germany	100%	MPC Capital GmbH, Hamburg
Verwaltung Siebenundvierzigste Sachwert Rendite-Fonds Holland GmbH, Hamburg	Germany	100%	MPC Capital GmbH, Hamburg
Verwaltung Siebte Sachwert Rendite-Fonds Deutschland GmbH, Hamburg	Germany	100%	MPC Capital GmbH, Hamburg
Verwaltung Siebzigste Sachwert Rendite-Fonds Holland GmbH, Hamburg	Germany	100%	MPC Capital GmbH, Hamburg
Verwaltung TVP Treuhand GmbH, Hamburg	Germany	100%	MPC Capital AG, Hamburg

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
1.	Basis of Presentation and General information (continued):

Verwaltung Vierundfünfzigste Sachwert Rendite-Fonds Holland GmbH, Hamburg	Germany	100%	MPC Capital GmbH, Hamburg
Verwaltung Zehnte Sachwert Rendite-Fonds Deutschland GmbH, Hamburg	Germany	100%	MPC Capital GmbH, Hamburg
Verwaltung Zweite MPC Real Estate Opportunity Private Placement Amerika GmbH, Quickborn	Germany	100%	MPC Capital GmbH, Hamburg
Verwaltung Zweite MPC Sachwert Rendite-Fonds Opportunity Amerika GmbH, Quickborn	Germany	100%	MPC Capital GmbH, Hamburg
Verwaltung Zweite Reefer-Flottenfonds GmbH, Hamburg	Germany	100%	MPC Maritime Holding GmbH, Hamburg
Verwaltung Zweite Sachwert Rendite-Fonds Deutschland GmbH, Hamburg	Germany	100%	MPC Capital GmbH, Hamburg
Verwaltung Zweiundsiebzigste Sachwert Rendite-Fonds Holland GmbH, Hamburg	Germany	100%	MPC Capital GmbH, Hamburg
Verwaltungsgesellschaft Achte MPC Global Equity mbH, Hamburg	Germany	100%	MPC Investment Services GmbH, Hamburg
Verwaltungsgesellschaft Duisburg Invest mbH, Hamburg	Germany	100%	MPC Capital Beteiligungsgesellschaft mbH & Co. KG, Hamburg
Verwaltungsgesellschaft Elfte Private Equity GmbH, Hamburg	Germany	100%	MPC Investment Services GmbH, Hamburg
Verwaltungsgesellschaft MPC Global Equity Step by Step II mbH, Hamburg	Germany	100%	MPC Investment Services GmbH, Hamburg
Verwaltungsgesellschaft MPC Global Equity Step by Step III mbH, Hamburg	Germany	100%	MPC Investment Services GmbH, Hamburg
Verwaltungsgesellschaft MPC Global Equity Step by Step IV mbH, Hamburg	Germany	100%	MPC Investment Services GmbH, Hamburg
Verwaltungsgesellschaft MPC Global Equity Step by Step mbH, Hamburg	Germany	100%	MPC Investment Services GmbH, Hamburg
Verwaltungsgesellschaft MPC Rendite-Fonds Leben plus VI mbH, Quickborn	Germany	100%	MPC Investment Services GmbH, Hamburg
Verwaltungsgesellschaft MPC Rendite-Fonds Leben plus VII mbH, Quickborn	Germany	100%	MPC Investment Services GmbH, Hamburg
Verwaltungsgesellschaft MPC Rendite-Fonds Leben plus spezial IV mbH, Quickborn	Germany	100%	MPC Investment Services GmbH, Hamburg
Verwaltungsgesellschaft MPC Rendite-Fonds Leben plus spezial V mbH, Quickborn	Germany	100%	MPC Investment Services GmbH, Hamburg
Verwaltungsgesellschaft Neunte Global Equity mbH, Hamburg	Germany	100%	MPC Investment Services GmbH, Hamburg
Verwaltungsgesellschaft Oil Rig Plus mbH, Hamburg	Germany	100%	MPC Maritime Holding GmbH, Hamburg
Verwaltungsgesellschaft Siebte MPC Global Equity mbH, Hamburg	Germany	100%	MPC Investment Services GmbH, Hamburg
Zweite MPC Best Select Company Plan Managementgesellschaft mbH, Quickborn	Germany	100%	MPC Investment Services GmbH, Hamburg

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
1.	Basis of Presentation and General information (continued):

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) for interim financial information. They do not include all the information and notes required by U.S. GAAP for complete financial statements. Accordingly, these statements and the accompanying notes should be read in conjunction with the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024, filed with the SEC on May 14, 2025 (the “2024 Annual Report”).
These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the six-month period ended June 30, 2025, are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2025.

2.	Significant Accounting Policies and Recent Accounting Pronouncements:

A discussion of the Company’s significant accounting policies can be found in the consolidated financial statements for the year ended December 31, 2024, included in the Company’s 2024 Annual Report. There have been no material changes to these policies in the six-month period ended June 30, 2025, apart from the following:

Revenue and expenses recognition

The Company currently generates its revenues from time charter contracts and pool arrangements. Revenues generated from pool arrangements are determined in accordance with the profit-sharing mechanism specified within each pool agreement (see below). The Company recognizes pool revenue based on quarterly reports from the pools which identify the number of days the vessel participated in the pool, the total pool points for the period, the total pool revenue for the period, and the calculated share of pool revenue for the vessel.
Revenues related to pool contracts

Pool revenue for each vessel is determined in accordance with the profit-sharing mechanism specified within each pool agreement. In particular, the pool managers aggregate the revenues and expenses of all of the pool participants and distribute the net earnings to participants, as applicable:

•	based on the pool points attributed to each vessel (which are determined by vessel attributes such as cargo carrying capacity, speed, fuel consumption, and construction and other characteristics); or

•
by making adjustments to account for the cost of performance, the bunkering fees and the trading capabilities of each vessel and the number of days the vessel participated in the pool in the period (excluding off-hire days).

Recent Accounting Pronouncements:

In May 2025, the FASB issued ASU 2025-03, Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity. This update provides guidance on identifying the accounting acquirer when a variable interest entity that meets the definition of a business is acquired primarily through the exchange of equity interests. The standard becomes effective for annual periods beginning after December 15, 2026, and for interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact of ASU 2025-03 on its accounting and disclosures related to business combinations.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets, which provides a practical expedient for estimating expected credit losses. The amendments are effective for annual reporting periods beginning after December 15, 2025, including interim periods within those annual periods. Early adoption is permitted. The Company is in the process of assessing the impact of ASU 2025-05 on its unaudited condensed consolidated financial statements.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
3.	Transactions with Related Parties:

As of December 31, 2024, and June 30, 2025, balances with related parties consisted of the following:

	December 31, 2024	June 30, 2025
Assets:
Due from Castor Ships (a) – current	$1,407,506	$2,108,290
Due from Castor Ships (a) – non-current	3,504,667	2,893,839
Due from Pavimar (b) – current	1,405,049	440,030
Investment in Toro (c) – non-current	117,560,467	117,564,356
Due from related parties (MPC Capital) (g) - current	3,581,070	8,670,014

Liabilities:
Due to Toro (d) – current	687,500	1,104,166
Current portion of long‐term debt, related party, net (Toro) (e)	9,970,623	—
Long‐term debt, related party, net (Toro) (e)	89,921,162	—
Accrued interest (e)- current	364,205	—
Due to related parties (MPC Capital) (g) - current	$201,520	$—

(a)     Castor Ships:

Castor Ships has acted as the Company’s commercial ship manager since September 1, 2020. Details of the Company’s transactions with Castor Ships are discussed in Note 4(a) to the consolidated financial statements for the year ended December 31, 2024, included in the Company’s 2024 Annual Report.

As of June 30, 2025, in accordance with the provisions of the Amended Castor Ship Management Agreements (as defined in the 2024 Annual Report), Castor Ships performs the commercial and technical management of the entire fleet. For any vessels for which Castor Ships has sub-contracted some aspects of the management services, Castor Ships pays, at its own expense, a fee for such service, without any additional cost to the Company.

The Ship Management Fees and Flat Management Fee (as defined in the Company’s 2024 Annual Report) are adjusted annually for inflation on each anniversary of the Amended and Restated Master Management Agreement’s effective date. As a result of the inflation adjustment and effective July 1, 2025, the daily Ship Management Fee increased from $1,017 per vessel to $1,044 per vessel and the quarterly Flat Management Fee increased from $0.82 million to $0.85 million.

In exchange for the management services, effective July 1, 2025, Castor Ships charges and collects (i) a chartering commission for and on behalf of Castor Ships and/or on behalf of any third-party broker(s) involved in the trading of the Company’s vessels, on all gross income received by the Company’s shipowning subsidiaries arising out of or in connection with the operation of the Company’s vessels for distribution among Castor Ships and any third-party broker(s), which, when calculated together with any address commission that any charterer of any of the Company’s vessels is entitled to receive, will not exceed the aggregate rate of 6.25% on each vessel’s gross income, (ii) a sale and purchase brokerage commission at the rate of 1% on each consummated transaction applicable to the total consideration of acquiring or selling: (a) a vessel (secondhand or newbuilt),  or (b) the shares of a ship owning entity owning vessel(s) or (c) shares and/or other securities(including equity, debt and loan instruments), and (iii) a capital raising commission at the rate of 1% on all gross proceeds of each capital raising transaction completed by the Company including, without limitation, any equity, debt or loan transactions, operating leasing transactions,  stand-alone derivative and/or swap agreements, other financing arrangements of a similar nature or any refinancing or restructuring thereof.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
3.	Transactions with Related Parties (continued):

During the six months ended June 30, 2024, and the six months ended June 30, 2025, the Company’s subsidiaries were charged the following fees and commissions by Castor Ships: (i) management fees amounting to $1,191,892 and $1,476,243, respectively, (ii) charter hire commissions amounting to $463,672 and $746,633, respectively, (iii) sale and purchase commissions amounting to $1,112,000 (due to the sale of four Panamax vessels, two Kamsarmax vessels and one Capesize vessel in 2024), and $638,000 (due to the sale of two Panamax vessels and two Container vessels in 2025), respectively, which are included in ‘Net gain / (loss) on sale of vessels’ in the accompanying unaudited interim condensed consolidated statements of comprehensive income, and (iv) sale and purchase brokerage commissions of $0 and $493,992 for other listed equity securities, respectively, which are included in the interest and finance costs. Moreover, during the six months ended June 30, 2024 and the six months ended June 30, 2025, the flat management fees amounted to $1,599,000 and $1,648,570, respectively, and are included in ‘General and administrative expenses’ in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

The Amended Castor Ship Management Agreements also provide for an advance funding equal to two months of vessel daily operating costs to be placed with Castor Ships as a working capital guarantee, refundable in case a vessel is no longer under Castor Ship’s management. As of December 31, 2024, such advances amounted to $3,504,667 and $761,998, and are presented in ‘Due from related parties, non-current’ and ‘Due from related parties, current’, in the accompanying consolidated balance sheet, respectively. The amount of $761,998 is in relation to the M/V Ariana A and M/V Gabriela A which were classified as held for sale as of December 31, 2024. As of June 30, 2025, such advances amounted to $2,893,839 and $1,372,826, and are presented in ‘Due from related parties, non-current’ and ‘Due from related parties, current’, in the accompanying unaudited condensed consolidated balance sheet, respectively. The amount of $1,372,826 is in relation to the M/V Ariana A, M/V Gabriela A, the M/V Magic Eclipse and M/V Magic Callisto, which have been sold during the six months period ended June 30, 2025 (Note 6).

In connection with the subcontracting services rendered by the third-party ship-management companies, the Company had, as of December 31, 2024, and June 30, 2025, aggregate working capital guarantee deposits due from Castor Ships of $22,958 and $103,600 respectively, which are presented in ‘Due from related parties, current’ in the accompanying unaudited condensed consolidated balance sheets.

As of December 31, 2024 and June 30, 2025, net amounts of $1,083,025 and $1,532,181 were due from Castor Ships in relation to advances for operating expenses/drydock payments made by the Company to Castor Ships.

Further, as of December 31, 2024, and June 30, 2025, amounts of $460,475 and $900,317, respectively, were due to Castor Ships in connection with the services covered by the Amended Castor Ships Management Agreements. As a result, as of December 31, 2024 and June 30, 2025, net amounts of $1,407,506 and $2,108,290 were due from Castor Ships which are presented in ‘Due from related parties, current’, in the accompanying unaudited condensed consolidated balance sheets.

(b)     Pavimar:

With effect from July 1, 2022, pursuant to the terms of the Amended and Restated Master Management Agreement, Pavimar provided, as co-manager with Castor Ships, the dry-bulk vessel owning subsidiaries with a range of technical, crewing, insurance and operational services it provided prior to the Company’s entry into the Amended and Restated Management Agreement, in exchange for a daily management fee of $600 per vessel. As of May 2025, all ship management agreements between the Company and Pavimar have been terminated. Castor Ships now exclusively provides the commercial and technical management of the Company’s entire fleet, while certain aspects of the management of a number of the Company’s vessels are subcontracted to related or third-party managers. During the six months ended June 30, 2024, and the six months ended June 30, 2025, management fees paid amounted to $1,294,800 and $812,400, respectively.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
3.	Transactions with Related Parties (continued):

Pavimar made payments for operating expenses with funds paid from the Company to Pavimar. As of December 31, 2024, and June 30, 2025, net amounts of $1,592,049 and $753,430 were due from Pavimar, respectively, in relation to advance payments to Pavimar on behalf of the Company. Further, as of December 31, 2024, and June 30, 2025, amounts of $187,000 and $313,400 were due to Pavimar in connection with additional services covered by the technical management agreements. As a result, as of December 31, 2024, and June 30, 2025, net amounts of $1,405,049 and $440,030 were due from Pavimar, respectively, which are presented in ‘Due from related parties, current’, respectively, in the accompanying unaudited condensed consolidated balance sheets.

(c)     Investment in related party:

As discussed in Note 1 of the 2024 Annual Report, Castor received 140,000 Series A Preferred Shares from Toro, having a stated amount of $1,000 and a par value of $0.001 per share. The Company is the holder of all of the issued and outstanding Series A Preferred Shares of Toro. The Series A Preferred Shares do not have voting rights. The Series A Preferred Shares are convertible into common shares of Toro at the Company’s option commencing upon the third anniversary of the issue date until but excluding the seventh anniversary, at a conversion price equal to the lesser of (i) 150% of the VWAP of Toro common shares over the five consecutive trading day period commencing on the Distribution Date (as defined in the 2024 Annual Report), and (ii) the VWAP of Toro common shares over the 10 consecutive trading day period expiring on the trading day immediately prior to the date of delivery of written notice of the conversion; provided, that, in no event shall the conversion price be less than $2.50.

As of December 31, 2024 and June 30, 2025, the aggregate value of investments in Toro amounted to $117,560,467 and $117,564,356, including $338,332 and $342,221 of accrued dividends, respectively, and are separately presented as ‘Investment in related party’ in the accompanying unaudited condensed consolidated balance sheets. As of June 30, 2025, the Company did not identify any impairment or any observable prices for identical or similar investments of the same issuer.

Furthermore, Castor is entitled to receive cumulative cash dividends, at the annual rate of 1.00% on the stated amount of $1,000 per share, of the 140,000 Series A Preferred Shares, receivable quarterly in arrears on the 15th day of January, April, July and October in each year, subject to Toro’s Board of Directors approval. However, for each quarterly dividend period commencing on or after the reset date (the seventh anniversary of the issue date of the Series A Preferred Shares), the dividend rate will be the dividend rate in effect for the prior quarterly dividend period multiplied by a factor of 1.3; provided that the dividend rate will not exceed 20% per annum in respect of any quarterly dividend period. During the six months ended June 30, 2024, and 2025, dividend income derived from the Company’s investment in Toro amounted to $707,777, and $703,889 respectively and is presented in ‘Dividend income from related party’ in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

During the six months ended June 30, 2024 and 2025, the Company received dividends of $700,000 and $700,000, respectively, from its investment in Toro.

(d)     Issuance of Series D Preferred shares to Toro:

On August 7, 2023, the Company issued 50,000 5.00% Series D fixed rate cumulative perpetual convertible preferred shares (the “Series D Preferred Shares”) to Toro in exchange for $50,000,000 in cash and on December 12, 2024, the Company issued an additional 50,000 Series D Preferred Shares to Toro in exchange for $50,000,000 in cash, as referenced in the 2024 Annual Report. The amounts of accrued dividend on the Series D Preferred Shares due to Toro as of December 31, 2024, and as of June 30, 2025 were $687,500 and $1,104,166 respectively, and are presented in ‘Due to related parties, current’ in the accompanying unaudited condensed consolidated balance sheets.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
3.	Transactions with Related Parties (continued):

(e)     Long-term debt, related party

On December 11, 2024, Castor entered into a facility agreement with Toro to receive a $100.0 million senior term loan facility from Toro (the “Term Loan”) which was drawn down on the same date. The Term Loan had a tenor of 5 years, bore interest at the secured overnight financing rate (“SOFR”) plus 1.80% per annum, was guaranteed by the then ten wholly-owned ship-owning subsidiaries of Castor and was payable in (a) twenty (20) consecutive quarterly installments, each of  $2,500,000, commencing on March 11, 2025, and (b) a balloon installment in the amount of $50.0 million at its maturity together with the last quarterly installment. The Term Loan was secured by first priority mortgages on and first priority general assignments covering insurance policies and requisition compensation over the ten vessels then owned by wholly-owned subsidiaries of Castor. Pursuant to the terms of this facility, Castor was also subject to certain negative covenants customary for facilities of this type, which could be waived in Toro’s sole discretion.

	Period Ended
Loan facilities	December 31, 2024	June 30, 2025
$100 million senior term loan facility	100,000,000	—
Total long-term debt, related party	$100,000,000	$—
Less: Deferred financing costs	(108,215)	—
Total long-term debt, related party, net of deferred finance costs	$99,891,785	$—

Presented:		—
Current portion of long-term debt, related party	$10,000,000	$—
Less: Current portion of deferred finance costs	(29,377)	—
Current portion of long-term debt, related party, net of deferred finance costs	$9,970,623	$—
		—
Non-Current portion of long-term debt, related party	$90,000,000	$—
Less: Non-Current portion of deferred finance costs	(78,838)	—
Non-Current portion of long-term debt, related party, net of deferred finance costs	$89,921,162	$—

As of December 31, 2024, the Company was in compliance with all financial covenants prescribed in this debt agreement.

On March 24, 2025, March 31, 2025 and on April 28, 2025, the Company performed partial prepayments to Toro related to the Term Loan amounting to $13,500,000, $34,000,000 and $14,000,000, respectively. The prepayment of $13,500,000 was made pursuant to the sale of M/V Magic Eclipse on March 24, 2025. The prepayment of $14,000,000 was made pursuant to the sale of M/V Magic Callisto on April 28, 2025. On May 5, 2025, the Company prepaid the amount of $36,000,000 remaining outstanding at that date. As of June 30, 2025, the Term Loan has been fully repaid.

The weighted average interest rate on the Company’s related party long-term debt for the six months ended June 30, 2025 was 6.15% (for the period that the loan was outstanding).

Total interest incurred on related party long-term debt for the six months ended June 30, 2024, and 2025, amounted to $0, and $1,771,836 respectively, and is included in Interest and finance costs (Note 21) in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

The above transaction and its terms were approved by the independent members of the board of directors of each of Castor and Toro at the recommendation of their respective special committees composed of independent and disinterested directors, which negotiated the transaction and its terms.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
3.	Transactions with Related Parties (continued):

(f)     Vessel Disposals:

On March 6, 2025, the Company entered into an agreement with an entity beneficially owned by a family member of the Company’s Chairman, Chief Executive Officer and Chief Financial Officer for the sale of the M/V Magic Eclipse for a gross sale price of $13.5 million. The vessel was delivered to its new owners on March 24, 2025.

On March 11, 2025, the Company entered into an agreement with an entity beneficially owned by a family member of the Company’s Chairman, Chief Executive Officer and Chief Financial Officer for the sale of the M/V Magic Callisto for a gross sale price of $14.5 million. The vessel was delivered to its new owners on April 28, 2025.

The terms of all the above sales were each negotiated and approved by a special committee of the Company’s disinterested and independent directors.

(g)     MPC Capital related parties

A significant part of the Company’s asset management segment revenues, including management fees, transaction fees and other revenues, are earned from entities that the Company manages or holds equity investments in and that meet the definition of a related party in accordance with ASC 850-10-20. These entities are related parties of the Company.

Revenues from services with related parties	Six months ended June 30, 2025
MPC Container Ships ASA	$4,203,908
MPC Caribbean Clean Energy Limited	450,060
MPC Energy Solutions NV	353,742
Other	271,312
Total	$5,279,022

During the six months ended June 30, 2025, material related party relationships, include the following:

MPC Container Ships ASA

MPC Capital holds approximately 13.7% of the shares in MPC Container Ships ASA, indirectly through MPC CSI GmbH, Hamburg. MPC Container Ships ASA is an equity method investment of the Company and – together with its subsidiaries – is considered a related party of the Company. MPC Capital provides corporate management and commercial ship management services to MPC Container Ships ASA and its subsidiaries.

The outstanding amount from MPC Container Ships ASA, mainly relates to dividends receivable, which is included in due from related parties in the accompanying unaudited interim consolidated balance sheet, and is $3,659,873 as of June 30, 2025.

Wilhelmsen Ahrenkiel Ship Management GmbH & Co. KG

As of June 30, 2025, MPC Capital holds 50% of the shares in Wilhelmsen Ahrenkiel Ship Management GmbH & Co. KG, Hamburg. Wilhelmsen Ahrenkiel Ship Management GmbH & Co. KG, provides technical ship management, is a joint venture of the Company and – together with its subsidiaries – is considered a related party of the Company.

The outstanding amounts due from Wilhelmsen Ahrenkiel Ship Management GmbH & Co. KG relate to financing provided by MPC Capital in the amount of $1,171,590 as of June 30, 2025, included in due from related parties in the accompanying unaudited interim consolidated balance sheet.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
3.	Transactions with Related Parties (continued):

MPC Energy Solutions NV

As of June 30, 2025, MPC Capital holds approximately 20.5% of the shares in MPC Energy Solutions NV. MPC Energy Solutions NV is an equity method investment of the Company and – together with its subsidiaries – is considered a related party of the Company. MPC Capital provides corporate management and asset management services to MPC Energy Solutions NV and its subsidiaries.

MPC Caribbean Clean Energy Limited

As of June 30, 2025, MPC Capital holds approximately 22.2% of the shares in MPC Caribbean Clean Energy Limited. MPC Caribbean Clean Energy Limited is an equity method investment of the Company and – together with its subsidiaries – is considered a related party of the Company. MPC Capital acts as a fund manager to MPC Caribbean Clean Energy Limited and its subsidiaries.

The outstanding amounts from services performed for MPC Caribbean Clean Energy Limited and its subsidiaries, included in due from related parties in the accompanying consolidated balance sheet, amount to $899,459 as of June 30, 2025.

4.	Deferred Charges, net:

The movement in deferred dry-docking costs, net in the accompanying unaudited interim consolidated balance sheets is as follows:

Dry-docking costs
Balance December 31, 2024	$2,205,544
Additions	3,864,258
Amortization	(522,455)
Balance June 30, 2025	$5,547,347

During the six months ended June 30, 2025, three of the Company’s dry bulk carrier vessels (the M/V Magic P, M/V Magic Ariel and M/V Magic Starlight) concluded scheduled dry-docking repairs.

5.	Fair Value of Acquired Time Charters:

In connection with the acquisition in October 2024 of the M/V Raphaela with time charter attached, the Company recognized intangible assets of $477,101 representing the fair value of the favorable time charter attached to the vessel. The M/V Raphaela attached charter commenced upon the vessel’s delivery, on October 3, 2024 and was concluded within the first quarter of 2025 and the respective intangible asset was fully amortized during that period.

For the six months ended June 30, 2024 and 2025, the amortization of the acquired time charters amounted to $265,173 and $119,733, respectively, and is included in ‘Time Charter Revenues’ in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
6.	Vessels, net/Assets held for sale:

(a)  Vessels, net: The amounts in the accompanying unaudited condensed consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated depreciation	Net Book Value
Balance December 31, 2024	$227,879,519	$(27,436,326)	$200,443,193
— Improvements, and other vessel costs	313,972	—	313,972
— Vessel disposals	(42,365,879)	7,495,493	(34,870,386)
— Period depreciation	—	(4,980,785)	(4,980,785)
Balance June 30, 2025	$185,827,612	$(24,921,618)	$160,905,994

(b)  Disposal of vessels / Assets held for sale

On March 6, 2025, the Company entered into an agreement with an entity beneficially owned by a family member of the Company’s Chairman, Chief Executive Officer and Chief Financial Officer for the sale of the M/V Magic Eclipse for a gross sale price of $13.5 million. The vessel was delivered to its new owners on March 24, 2025. In connection with this sale, the Company recognized during the six months ended June 30, 2025 a net loss of $2.0 million which is separately presented in ‘Net gain / (loss) on sale of vessels’ in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

On March 11, 2025, the Company entered into an agreement with an entity beneficially owned by a family member of the Company’s Chairman, Chief Executive Officer and Chief Financial Officer for the sale of the M/V Magic Callisto for a gross sale price of $14.5 million. The vessel was delivered to its new owners on April 28, 2025. The Company followed the provisions of ASC360 and, as all criteria required for its classification as such were met at the date the relevant agreement was entered into, its value measured at the lower of carrying value and fair value (sale price) less costs to sell. As at that date for the M/V Magic Callisto, the difference between the estimated fair value less cost to sell of the vessel and the vessel’s carrying value, amounting to $5.6 million, was recorded, and is separately reflected as Loss on vessels held for sale in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

The respective sales of the above vessels took place due to favorable offers in each case. The terms of each of the transactions above were negotiated and approved by a special committee of the Company’s disinterested and independent directors.

On November 13, 2024, the Company entered into an agreement with an unaffiliated third party for the sale of the M/V Ariana A for a gross sale price of $16.5 million. In addition, on December 4, 2024, the Company entered into an agreement with an unaffiliated third party for the sale of the M/V Gabriela A for a gross sale price of $19.3 million.  The Company followed the provisions of ASC360 and, as all criteria required for its classification as such were met at the date the relevant agreements were entered into, as of December 31, 2024, classified the carrying value of the vessels amounting to $34,625,833 and such vessel’s inventory onboard, amounting to $107,570, as “Assets held for sale” measured at the lower of carrying value and fair value (sale price) less costs to sell. The M/V Ariana A was delivered to its new owner on January 22, 2025. The M/V Gabriela A was delivered to its new owner on May 7, 2025 and the Company recognized during the six months ended June 30, 2025 a net gain of $0.2 million which is separately presented in ‘Net gain / (loss) on sale of vessels’ in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
6.	Vessels, net/Assets held for sale (continued):

As of June 30, 2025, the Assets held for sale include the Company’s subsidiary Energiepark Heringen-Philippsthal WP HP GmbH & Co, KG as follows:

The Company’s subsidiary Energiepark Heringen-Philippsthal WP HP GmbH & Co, KG (“EP Heringen”), which operates a windfarm in Germany, met the held for sale criteria as of December 31, 2024 and June 30, 2025. The Company intends to sell this subsidiary to an investment fund to which the Company will provide investment advisory services, when investors have committed to provide a sufficient amount of equity to the fund. Management expects this to be the case in 2025.  As a result, the disposal group was measured at fair value.

	December 31, 2024	June 30, 2025
Goodwill	$3,238,569	$—
Property and equipment	29,882,640	33,613,236
Intangible assets	566,806	637,568
Accounts receivable trade, net and other current assets	289,160	394,949
Cash and cash equivalents	720,210	1,148,232
Assets held for sale	34,697,385	35,793,985

Long-term debt, net	15,685,330	17,106,917
Deferred tax liabilities	1,227,844	—
Accounts payable and other current liabilities	743,197	790,079
Liabilities directly associated with assets held for sale	$17,656,371	$17,896,996

Property and equipment exclusively relates to two wind turbines, for which the fair value was determined as part of the pushdown accounting (refer to 2024 Annual Report). As EP Heringen is classified as held for sale, property and equipment is not depreciated. The change in the carrying amounts solely relates to foreign exchange translation.

In May 2022, EP Heringen entered into a credit facility with Commerzbank Aktiengesellschaft, Frankfurt am Main. The nominal value of the credit facility at inception was 16.21 million Euro (USD 18.99 million) with a nominal fixed interest rate of 1.73% p.a. The repayment of the loan is allocated over quarterly installments ending in 2041. Furthermore, EP Heringen entered into a second credit facility in May 2022 for an amount of $2.02 million with Commerzbank Aktiengesellschaft, Frankfurt am Main. The nominal fixed interest rate of this facility is 2.68%.

The Company re-assessed whether EP Heringen qualifies as a discontinued operation as defined by ASC 205-20 “Discontinued Operations” and determined that EP Heringen does not meet the corresponding criteria. As a result, the goodwill previously included in assets held for sale in the amount of $3,238,569 and deferred tax liabilities included in liabilities directly associated with assets held for sale in the amount of $1,227,844 were re-classified as of January 1, 2025. See Note 9 for further information.

For the six months ended June 30, 2025, pretax income in the amount of $353,353 from EP Heringen was included in the unaudited interim consolidated financial statements.

During the reporting period, no gain or loss relating to the disposal group held for sale has been recognized in the unaudited interim condensed consolidated statement of comprehensive income.

Consistent with prior practices, the Company reviewed all its vessels for impairment, and none were found to be impaired at December 31, 2024 and June 30, 2025.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
7.	Property and Equipment, net

The following table shows the Company’s office furniture and equipment by major asset classes as of December 31, 2024 and June 30, 2025.

	Period Ended
	December 31, 2024	June 30, 2025
Installations	$1,809,400	$2,026,973
Office Furniture	116,613	118,477
Other fixtures and fittings, office equipment	68,178	79,073
Property and equipment, net	$1,994,191	$2,224,523

The line item “Installations” mainly comprise leasehold improvements at MPC Capital’s Hamburg office. For the six months ended June 30, 2025, total depreciation of $157,280 was recorded.

8.	Intangible Assets, net

The following table shows the Company’s intangible assets by major asset classes as of December 31, 2024 and June 30, 2025:

	Period Ended
	December 31, 2024	June 30, 2025
Brand	$279,173	$301,909
Customer relationship	10,304,898	11,359,164
Order backlog	8,409,416	8,677,684
Favorable contract	270,467	273,554
Licenses, software	41,791	59,389
Concessions	17,858	—
Intangible assets, net	$19,323,603	$20,671,700

The following table reflects the gross carrying amount and accumulated amortization as of June 30, 2025:

	Gross carrying amount	Accumulated amortization	Net carrying amount
Brand	$315,035	$(13,126)	$301,909
Customer relationship	11,610,730	(251,566)	11,359,164
Order backlog	9,524,392	(846,708)	8,677,684
Favorable contract	306,789	(33,235)	273,554
Licenses, software	67,083	(7,694)	59,389
Total intangible assets	$21,824,029	$(1,152,329)	$20,671,700

For the six months ended June 30, 2025, total amortization of $992,635 was recorded. The net exchange difference was $2,340,191. The estimated aggregate annual amortization expense for the five succeeding fiscal years is $1.99 million. The weighted-average amortization period in total is 15.5 years.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
9.	Goodwill

Goodwill is calculated as the excess of the acquisition price of MPC Capital over the identifiable net assets acquired and represents the future economic benefits expected to arise from other intangible assets acquired that do not qualify for separate recognition, including assembled workforce, knowledge base, continued innovation, and non-contractual relationships. Goodwill included in the MPC Capital segment constitutes a premium paid by the Company over the fair value of the net assets of MPC Capital, which is attributable to anticipated benefits from MPC Capital’s unique position as an asset management company. The goodwill is not tax deductible. Amortizable intangible assets comprise the brand with an estimated useful life of approximately 13 years, customer relationships with a weighted average useful life of approximately 25 years, order backlog with a weighted average useful life of approximately 6 years and a favorable contract with a weighted average useful life of approximately 5 years.

The changes in the carrying amount of goodwill for the six-month period ended June 30, 2025 are as follows.

Balance as of December 31, 2024 / January 1, 2025	$17,932,243
Reclassification of goodwill included in assets held for sale	3,238,569
Net exchange differences during the period	2,642,999
Balance as of June 30, 2025	$23,813,811

The Company re-assessed whether EP Heringen qualifies as a discontinued operation as defined by ASC 205-20 “Discontinued Operations” and determined that EP Heringen does not meet the corresponding criteria. As a result, the goodwill previously included in assets held for sale in the amount of $3,238,569 was re-classified as of January 1, 2025.

As of June 30, 2025, the valuation related to the acquisition of MPC Capital is not final. Therefore, the acquisition price allocation is preliminary and subject to revision. The primary areas of the acquisition price allocation that are not yet finalized are related to certain investments, property and equipment, intangible assets, liabilities and tax balances.

10.	Equity method investments

The Company holds investments in certain companies that are accounted for pursuant to the equity method. As of June 30, 2025, the Company held the following ownership interests in the outstanding common stock of entities which are significant from the Company’s perspective:

	Period Ended
	December 31, 2024		June 30, 2025
Equity method investments	Ownership interest	Carrying amount	Ownership interest	Carrying amount
Wilhelmsen Ahrenkiel Ship Management GmbH & Co. KG	50.0%	$17,808,231	50.0%	$20,317,954
BB Amstel B.V.	41.5%	7,443,176	41.5%	8,343,695
MPC Caribbean Clean Energy Limited, Barbados	22.2%	5,032,570	22.2%	5,658,476
Barber Ship Management Germany GmbH & Co. KG	50.0%	3,922,745	50.0%	4,391,583
BestShip GmbH & Cie. KG	-	-	50.0%	3,651,166
Other	-	16,297,000	-	9,395,790
Total	-	$50,503,722	-	$51,758,664

In February 2025, MPC Capital acquired a 50% stake in BestShip GmbH & Cie. KG, Hamburg (“BestShip”) for $2,595,745. BestShip is a performance management company that focuses on improving and optimizing energy efficiency of commercial vessels and performance management solutions.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
10.	Equity method investments (continued):

As of June 30, 2025, the Company also held the following ownership interests in the outstanding common stock of entities and for which the fair value option was elected:

	Period Ended
	December 31, 2024		June 30, 2025
Equity method investments measured at fair value	Ownership interest	Carrying amount	Ownership interest	Carrying amount
MPC Container Ships ASA	13.7%	111,586,255	17.14%	117,930,189
MPC Energy Solutions NV	20.5%	3,868,793	20.5%	$4,548,760
Total		115,455,048	-	$122,478,949

Equity method investments measured at fair value
Balance December 31, 2024	$115,455,048
Equity securities acquired	21,523,683
Unrealized loss on equity method investments revalued at fair value at end of the period	(24,814,649)
Unrealized foreign exchange loss from equity method investments measured at fair value (1i)	(1,084,348)
Unrealized foreign exchange gain from equity method investments measured at fair value – OCI portion- (1ii)	11,399,215
Balance June 30, 2025	$122,478,949

(1)
The amount presented includes foreign exchange differences arising from (i) translation into the functional currency to reflect the end-of-period exchange rates and any gains or losses are included in the unaudited interim condensed consolidated statements of comprehensive income and (ii) translation of the accounts of foreign subsidiaries with non-USD functional currencies and the resulting cumulative translation adjustments are recorded in Other Comprehensive Income (OCI) in the unaudited interim condensed consolidated statements of comprehensive income and accumulated in Accumulated Other Comprehensive Income (AOCI) within equity.

Castor’s subsidiary, MPCC CSI LTD., a company affiliated with MPC Capital, acquired during the six month period ended June 30, 2025, 3.44% shares in MPCC amounting $21,523,683, resulting in MPC Capital and its affiliated entities, collectively increasing their holding of total voting rights in MPCC from approximately 16.68% to 20.12%, or 89,260,056 shares.

As part of the pushdown accounting as discussed in the 2024 Annual Report, the fair value option was elected for MPC Container Ships ASA and MPC Energy Solutions N.V. For the six months ended June 30, 2025, a net loss in the amount of $25,077,549 is attributed to MPC Container Ships ASA and a net gain in the amount of $262,900 is associated with MPC Energy Solutions NV. Both amounts are recorded in net loss from equity method investments measured at fair value in the unaudited interim condensed consolidated statement of comprehensive income. Furthermore, as of June 30, 2025, the Company received dividends amounting to $10,610,587 from MPC Container Ships ASA. The entire net loss from equity method investments during the reporting period is attributable to the fair value changes (Level 1) of these two entities.

For those equity method investments that are considered significant for the interim financial statements from the Company’s perspective, summarized consolidated financial information is provided below.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
10.	Equity method investments (continued):

MPC Container Ships ASA (in thousands)	June 30, 2025
Current assets	$415,198
Non-current assets	1,035,675
Current liabilities	140,312
Non-current liabilities	431,343
Market value (June 30, 2025)	699,390
Revenue	264,958
Net income	137,844
Total comprehensive income	$137,432

11.	Long-Term Debt:

The amount of long-term debt shown in the accompanying unaudited interim consolidated balance sheets of December 31, 2024 and June 30, 2025, is analyzed as follows:

		Period Ended
Loan facilities	Borrowers	December 31, 2024	June 30, 2025
5.0 Million Euro Term Loan	MPC Maritime Holding GmbH	3,657,056	5,272,155
Total long-term debt		$3,657,056	$5,272,155
Less: Deferred financing costs		—	—
Total long-term debt, net of deferred finance costs		$3,657,056	$5,272,155

Presented:
Current portion of long-term debt		$1,053,156	$1,171,590
Less: Current portion of deferred finance costs		—	—
Current portion of long-term debt, net of deferred finance costs		$1,053,156	$1,171,590

Non-Current portion of long-term debt		2,603,900	4,100,565
Less: Non-Current portion of deferred finance costs		—	—
Non-Current portion of long-term debt, net of deferred finance costs		$2,603,900	$4,100,565

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
11.	Long-Term Debt (continued):

5 Million Euro Term Loan

On November 20, 2024, MPC Maritime Holding GmbH entered into a term loan in the amount of up to 5.0 million Euro ($5.9 million) with Ostfriesische Volksbank eG. The term loan was drawn down in a tranche of 3,500,000 Euro ($4,100,565) on December 9, 2024 and in a tranche of 1,500,000 Euro (USD 1,757,385) in January 2025. This term loan has a term of five years from the first date of the first installment payment (March 31, 2025), bears interest at a margin of 2.1% - 1.8% over EURIBOR (for drawings in Euro) and over SOFR (for drawings in US Dollar). It is repayable in twenty equal quarterly installments of 250,000 Euro ($292,898) starting on March 31, 2025. The term loan is unsecured and is not subject to any covenants. As of June 30, 2025, the outstanding balance of the loan is $5,272,155.

On November 17, 2023, MPC Capital entered into a revolving credit facility in the amount of 5.0 million Euro (USD 5.9 million) with VR Bank in Holstein eG until further notice. It bears interest at a margin of 1.5% over EURIBOR and is unsecured and is not subject to any covenants. As of June 30, 2025, the facility is not drawn.

The annual principal payments for the Company’s outstanding debt arrangements as of June 30, 2025, required to be made after the balance sheet date, are as follows:

Twelve-month period ending June 30,	Amount
2025	$1,171,590
2026	1,171,590
2027	1,171,590
2028	1,171,590
2029	585,795
Total long-term debt	$5,272,155

The weighted average interest rate on the Company’s long-term debt for the six months ended June 30, 2025, was 4.42%.

Total interest incurred on long-term debt for the six months ended June 30, 2024, and 2025, amounted to $7.7 million, and $0.3 million respectively, and is included in Interest and finance costs (Note 21) in the accompanying unaudited interim consolidated statements of comprehensive income.

12.	Investment in equity securities

(a)   Investment in equity securities with readily determinable fair values

A summary of the movement in listed equity securities for the six months ended June 30, 2025 is presented in the table below:

Equity securities
Balance December 31, 2024	$69,119,010
Equity securities acquired	11,012,514
Proceeds from sale of equity securities	(31,668,114)
Net loss on sale of equity securities	(2,029,190)
Unrealized loss on equity securities revalued at fair value at end of the period	7,511,809
Balance June 30, 2025	$53,946,029

In the six-month periods ended June 30, 2024, and 2025, the Company received dividends of $2,853,165, and $1,127,481, respectively, from its investments in listed equity securities.

(b)   Equity investments without readily determinable fair values

A summary of the movement in equity investments without readily determinable fair values for the six month period ended June 30, 2025 is presented in the table below:

Equity securities
Balance December 31, 2024	$4,661,658
Equity investments transferred	3,478,240
Unrealized foreign exchange gain/loss	901,731
Balance June 30, 2025	$9,041,629

In the six-month periods ended June 30, 2024, and 2025, the Company received dividends of $nil, and $1,069,235, respectively, from its equity investments without readily determinable fair values.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
13.	Equity Capital Structure:

Under the Company’s Articles of Incorporation, as amended, the Company’s authorized capital stock consists of 2,000,000,000 shares, par value $0.001 per share, of which 1,950,000,000 shares are designated as common shares and 50,000,000 shares are designated as preferred shares.

Reverse Stock Split

On March 27, 2024, the Company effected a 1-for-10 reverse stock split of its common shares without any change in the number of authorized common shares. All share and per share amounts, as well as the number of warrant shares eligible for purchase under the Company’s effective warrant schemes, in the accompanying unaudited interim condensed consolidated financial statements have been retroactively adjusted to reflect the reverse stock split. As a result of the reverse stock split, the number of outstanding shares as of March 27, 2024, was decreased to 9,662,354 while the par value of the Company’s common shares remained unchanged to $0.001 per share.

Mezzanine equity:

5.00% SERIES D CUMULATIVE PERPETUAL CONVERTIBLE PREFERRED SHARES

On August 7, 2023, the Company agreed to issue 50,000 Series D Preferred Shares, having a stated value of $1,000 and par value of $0.001 per share, to Toro for aggregate consideration of $50.0 million in cash. On December 12, 2024, the Company agreed to issue an additional 50,000 Series D Preferred Shares for an aggregate consideration of $50.0 million in cash. Details of the Company’s Series D Preferred Shares are discussed in Note 14 to the Company’s consolidated financial statements for the year ended December 31, 2024, included in the 2024 Annual Report.

The Company uses an effective interest rate of 10.24% over the expected life of the Series D Preferred Shares being nine years, which is the expected earliest redemption date. This is consistent with the interest method, taking into account the discount between the issuance price and liquidation preference and the stated dividends, including “step-up” amounts. The amount accreted in the six months ended June 30, 2025, was $1,451,187, and is presented as ‘Deemed dividend on Series D Preferred Shares’ in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

As of June 30, 2025, the net value of Mezzanine Equity amounted to $79,159,445, including the amount of $1,451,187 of deemed dividend on the Series D Preferred Shares in the six months ended June 30, 2025, and is separately presented as ‘Mezzanine Equity’ in the accompanying unaudited condensed consolidated balance sheet. During the six months ended June 30, 2025, the Company paid to Toro a dividend amounting to $2,097,222 on the Series D Preferred Shares for the periods from October 15, 2024 to January 14, 2025 and from January 15, 2025 to April 14, 2025, and the accrued amount for the period from April 15, 2025 to June 30, 2025 (included in the dividend period ended July 14, 2025) amounted to $1,104,166.

Accumulated other comprehensive income

Accumulated Other Comprehensive Income (AOCI) consists of foreign currency translation amounts that relate to accumulated foreign currency gains / losses as a result of translation the financial statements into US Dollars as the presentation currency. In addition, the AOCI includes the effective portion of the gain or loss on the hedging instrument which will be reclassified into earnings when the hedged transaction affects earnings.

Non-controlling interests

Non-controlling interests (NCI) represent ownership stakes in subsidiaries that are less than 100% owned. Changes in NCI during the reporting period are due to allocation of the consolidated income statement and other comprehensive income between the parent company and the NCI.

During the six months ended, MPC Capital declared total dividends of $10,975,490. Of this amount, $8,127,292 (representing Castor’s share in MPC Capital) was paid to Castor and eliminated in consolidation. The remaining $2,848,198 was distributed to noncontrolling shareholders and is reflected as a reduction of noncontrolling interests in the unaudited condensed consolidated statements of shareholders’ equity and mezzanine equity.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
14.	Financial Instruments and Fair Value Disclosures:

The principal financial assets of the Company consist of cash at banks, trade accounts receivable, accrued charter revenue, investments in equity securities, equity investments, equity method investments, an investment in related party, derivative assets and amounts due from related party/(ies). The principal financial liabilities of the Company consist of accounts payable, accrued liabilities, amounts due to related party/(ies), derivative liabilities and long-term debt.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents, accounts receivable trade, net, amounts due from/to related party/(ies), accrued charter revenue and accounts payable: The carrying values reported in the accompanying unaudited condensed consolidated balance sheets for those financial instruments are reasonable estimates of their fair values due to their short-term maturity nature. Cash and cash equivalents, are considered Level 1 items as they represent liquid assets with short term maturities.

Investment in equity securities: The carrying value reported in the accompanying unaudited condensed consolidated balance sheets for this financial instrument represents its fair value and is considered Level 1 item of the fair value hierarchy as it is determined though quoted prices in an active market.

Equity investments: The Company, though its majority owned subsidiary MPC Capital, holds minority interests in entities that invest in vessels and renewable energy assets. If a quoted market price in active market is not available, generally, net asset value (“NAV”) is applied if applicable as permitted under ASC 820. The NAV is determined based on third-party valuations of the underlying assets. These valuations typically employ income-based and market-based approaches, depending on the asset type. These investments are generally illiquid and the Company has no redemption rights. A sale of the investments is considered unlikely. While there is no active market for the Company’s ownership interests and NAV may not be immediately realizable through sale of the shares, it is expected that the proceeds from the eventual sale of the underlying assets held by the investee entities will approximate the NAV attributed to the Company’s ownership interest. Given the absence of changes in market conditions or other relevant factors, the fair value of the investment as of June 30, 2025, is considered to be equal to its carrying amount. No gains or losses were recognized during the period.

Long-term debt: The credit facility discussed in Note 11, has a recorded value which is a reasonable estimate of their fair value due to their variable interest rate and are thus considered Level 2 items in accordance with the fair value hierarchy as EURIBOR and SOFR rates are observable at commonly quoted intervals for the full terms of the loans. Due to a variable interest rate, the Company is exposed to interest rate movements.  However, expected future interest rates movement would not materially affect the Company’s unaudited interim consolidated financial statements.

Investment in related party: Investments in related party is initially measured at fair value which is deemed to be the cost and subsequently assessed for the existence of any observable market for the Series A Preferred Shares and any observable price changes for identical or similar investments and the existence of any indications for impairment. As per the Company’s assessment no such case was identified as at June 30, 2025.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
14.	Financial Instruments and Fair Value Disclosures (continued):

Derivative contracts – recurring measurements
The company enters in forward and options agreement to hedge against foreign currency risks. As of June 30, 2025, foreign currency derivatives can be analyzed as follows:

	Derivatives assets (current)		Derivatives liabilities (current)
	Fair value	Nominal value	Fair value	Nominal value
Hedge accounting	$439,516	$6,445,061	$—	$—
Economic hedging	1,308,675	27,166,541	871,779	21,803,404
Total	$1,748,191	$33,611,602	$871,779	$21,803,404

All of the derivative assets and liabilities are measured at fair value classified in Level 2 within the fair value hierarchy. Economic hedging refers to the use of derivatives to mitigate risk without applying hedge accounting. The amount reported in accumulated other comprehensive income at the reporting date will be reclassified into earnings within the next 12 months.

Concentration of credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents and trade accounts receivable. The Company places its cash and cash equivalents, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of the financial institutions in which it places its deposits. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition.

15.	Leases

The Company has entered into non-cancellable operating leases for offices and vehicles. Lease cost recognized in the Company’s unaudited interim condensed consolidated statements of income is summarized as follows:

Six months ended June 30, 2025
Operating lease costs in the period from January 1 to June 30	$659,230
Total lease cost:	$659,230

Other information about lease amounts recognized in the unaudited interim consolidated financial statements, as of June 30, 2025) is as follows:

Weighted-average remaining lease term – 5.64 years
Weighted-average discount rate – 2.12%

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
15.	Leases (continued):

The following table depicts the undiscounted cashflow on an annual basis of each of the next five years and the sum for all the years thereafter:

Period ended June 30, 2025
1 year	$1,379,780
1-2 years	1,329,709
2-3 years	1,304,793
3-4 years	1,303,551
4-5 years	1,303,551
5+ years	1,955,327
Total undiscounted cashflow	8,576,711
Interest	(575,542)
Lease Liability as of June 30, 2025	$8,001,169
Thereof current lease liability as of June 30, 2025	1,217,021
Thereof non-current lease liability as of June 30, 2025	6,784,148

16.	Commitments and Contingencies:

Various claims, lawsuits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited interim condensed consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited interim condensed consolidated financial statements. The Company is covered for liabilities associated with the vessels’ operations up to the customary limits as provided by Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.

(a)   Commitments under long-term lease contracts

The following table sets forth the future minimum contracted lease payments to the Company (gross of charterers’ commissions), based on the Company’s vessels’ commitments to non-cancelable time charter contracts as of June 30, 2025. Non-cancelable time charter contracts include both fixed-rate time charters or charters linked to the Baltic Dry Index (“BDI”). For index linked contracts, contracted lease payments have been calculated using the BDI-linked rate as measured at the commencement date.

F-32

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
16.	Commitments and Contingencies (continued):

In addition, certain of the variable-rate contracts have the option at the Company’s option to convert to a fixed rate for a predetermined period, in such cases where lease payments have been converted to a fixed rate, the minimum contracted lease payments for this period are calculated using the agreed converted fixed rate. The calculation does not include any assumed off-hire days.
Twelve-month period ending June 30,	Amount
2026	$11,644,597
Total	$11,644,597

For the Lease commitments refer to Note 15.

In addition, the Company has payment commitments of $2.6 million related to the disposal group held for sale for the use of land.

(b)   Contingencies

The Company recognized further provisions in the amount of approximately $3.8 million for various circumstances involving uncertainty if it was probable that an outflow of resources will be required to settle the obligations and the amount of the losses was reasonably estimable.

A provision of approximately $1.2 million and contingent liabilities of approximately $2.7 million were recognized for possible losses with respect to disputes including legal proceedings concerning potential prospectus errors for closed-end funds placed by MPC Capital in the past that could have causal effect on the individual investor’s decision. Contingencies are included in accrued liabilities in the accompanying unaudited interim consolidated balance sheets.

17.	Earnings Per Common Share:

Diluted earnings per common share, if applicable, reflects the potential dilution that could occur if potentially dilutive instruments were exercised, resulting in the issuance of additional shares that would then share in the Company’s net income. For the six months ended June 30, 2024 and 2025, the effect of the warrants outstanding during that period and as of that date, would be antidilutive, hence they were excluded from the computation of diluted earnings per share. For the purpose of calculating diluted earnings per common share, the weighted average number of diluted shares outstanding includes the conversion of outstanding Series D Preferred Shares (Note 13) calculated with the “if converted” method by using the average closing market price over the reporting period from January 1, 2024 to June 30, 2024 and from January 1, 2025 to June 30, 2025. If there is a loss, diluted EPS is computed in the same manner as basic EPS is computed. Thus, for the six months period ended June 30, 2025, the inclusion of the potential common shares from the conversion of outstanding Series D Preferred Shares (calculated with the “if converted” method) in diluted EPS would have an antidilutive effect, and therefore basic EPS and diluted EPS are the same.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
The components of the calculation of basic and diluted earnings per common share are as follows:

	Six months ended June 30,	Six months ended June 30,
	2024	2025
Net income / (loss), net of taxes	$45,185,357	$(17,008,587)
Less: Net loss attributable to non-controlling interest in subsidiaries	—	3,191,062
Net income / (loss) attributable to Castor Maritime Inc.	$45,185,357	$(13,817,525)
Less: Dividend on Series D Preferred Shares	(1,263,889)	(2,513,889)
Less: Deemed dividend on Series D Preferred Shares	(249,515)	(1,451,187)
Net income / (loss) available to common shareholders, basic	43,671,953	(17,782,601)
Dividend on Series D Preferred Shares	1,263,889	2,513,889
Deemed dividend on Series D Preferred Shares	249,515	1,451,187
Net income / (loss) attributable to common shareholders, diluted	45,185,357	(13,817,525)

Weighted average number of common shares outstanding, basic	9,662,354	9,662,354
Effect of dilutive shares	11,735,052	—
Weighted average number of common shares outstanding, diluted	21,397,406	9,662,354

Earnings / (loss) per common share, basic	$4.52	$(1.84)
Earnings / (loss) per common share, diluted	$2.11	$(1.84)

18.	Revenues

(a)   Vessel Revenues:

The following table includes the vessel revenues earned by the Company by type of contract (time charters and pool agreements) in each of the six months ended June 30, 2024, and 2025, as presented in the accompanying unaudited interim condensed consolidated statements of comprehensive income:

	Six months ended June 30,	Six months ended June 30,
	2024	2025
Time charter revenues	$36,669,776	$20,213,839
Pool revenues	—	1,268,428
Total Vessel revenues	$36,669,776	$21,482,267

The Company generates its revenues from time charters and pool arrangements.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
From time to time, the Company’s dry bulk vessels are fixed on period charter contracts with the rate of daily hire linked to the average of the time charter routes comprising the respective indices for dry bulk vessels of the Baltic Exchange. Such contracts also carry an option for the Company to convert the index-linked rate to a fixed rate for a minimum period of three months and up to the maximum remaining duration of the charter contract, according to the average of the forward freight agreement curve of the respective Baltic index for the desired period, at the time of conversion. The index-linked contracts with conversion clause provide flexibility and allow the Company to either enjoy exposure in the spot market, when the rate is floating, or to secure foreseeable cash flow when the rate has been converted to fixed over a certain period.

The Company employs certain of its vessels in pools. The main objective of pools is to enter into arrangements for the employment and operation of the pool vessels, so as to secure for the pool participants the highest commercially available earnings per vessel on the basis of pooling the revenue and expenses of the pool vessels and dividing it between the pool participants based on the terms of the pool agreement. The Company typically enters into pool arrangements for a minimum period of six months, subject to certain rights of suspension and/or early termination.

(b)   Revenue from services

The following table represents a disaggregation of revenue from contracts with customers by type of service:

Six months ended June 30, 2025
Ship Management	$7,718,334
Management Services	4,044,698
Transaction Services	3,351,292
Other Revenue	1,689,221
Total	$16,803,545

The following table represents a geographical disaggregation of revenue from services:

Six months ended June 30, 2025
Germany	$12,574,925
The Netherlands	1,056,963
China (Hong Kong)	2,046,150
Singapore	497,223
Panama	35,798
Colombia	592,486
Total revenue from services	$16,803,545

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
19.	Vessel Operating Expenses and Voyage Expenses:

The amounts in the accompanying unaudited interim condensed consolidated statements of comprehensive income are analyzed as follows:

	Six months ended June 30,	Six months ended June 30,
Vessel Operating Expenses	2024	2025
Crew & crew related costs	7,443,322	5,654,200
Repairs & maintenance, spares, stores, classification, chemicals & gases, paints, victualling	3,546,818	2,268,704
Lubricants	775,910	574,227
Insurances	1,198,818	901,070
Tonnage taxes	352,854	246,951
Other	1,339,929	599,572
Total Vessel operating expenses	$14,657,651	$10,244,724

	Six months ended June 30,	Six months ended June 30,
Voyage expenses	2024	2025
Brokerage commissions	878,439	140,953
Brokerage commissions - related party	463,672	746,633
Port & other expenses	615,366	675,237
Bunkers consumption	177,317	185,973
(Gain) / loss on bunkers	(122,020)	28,021
Total Voyage expenses	$2,012,774	$1,776,817

20.	General and Administrative Expenses:

General and administrative expenses are analyzed as follows:

	Six months ended June 30,	Six months ended June 30,
	2024	2025
Non-executive directors’ compensation	$63,000	$63,000
Director fees (subsidiaries)	—	98,317
Audit fees	130,653	959,129
Professional fees and other expenses	1,594,418	3,684,680
Personnel expenses	—	2,134,402
Office and IT expenses (including rent)	—	844,593
Share based compensation	—	115,044
Administration fees-related party (Note 3(a))	1,599,000	1,648,570
Total	$3,387,071	$9,547,735

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
21.	Interest and Finance Costs:

The amounts in the accompanying unaudited interim consolidated statements of comprehensive income are analyzed as follows:

	Six months ended June 30,	Six months ended June 30,
	2024	2025
Interest on long-term debt	$3,058,877	$293,527
Interest on long-term debt – related party (Note 3 (e))	—	1,771,836
Amortization and write-off of deferred finance charges	451,227	108,215
Other finance charges (including $0, and $493,992 to related parties for the six months ended June 30, 2024, and 2025, respectively, Note 3(a))	494,590	1,020,543
Total	$4,004,694	$3,194,121

22.	Income Taxes:

Castor and certain of its subsidiaries are incorporated under the laws of the Republic of the Marshall Islands but are not subject to income taxes in the Republic of the Marshall Islands. Castor’s ship-owning subsidiaries are subject to registration and tonnage taxes, which have been included in Vessel operating expenses in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

Income Taxes relating to MPC Capital

During the reporting period, the income before taxes for the asset management segment of the Company is mostly generated in Germany. A summary of the provision for income taxes is as follows:

	December 31, 2024	June 30, 2025
Corporate Income tax	$3,951,121	$3,016,826
Trade tax	2,475,095	2,458,875
Other	216,672	227,454
Total provision for income taxes	$6,642,888	$5,703,155

The income tax receivable on the face of the consolidated balance sheet is primarily due to refundable withholding taxes on profit distributions in the amount of $15,312,813.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
The significant components of income tax expenses attributable to continuing operations is as follows:

Six months ended June 30, 2025
Current tax expense (or benefit)	$972,878
Deferred tax expense (or benefit)	(373,568)
Total tax expense	$599,310

The income tax expense (or benefit) from continuing operations is disaggregated as follows:

Six months ended June 30, 2025
Federal (CIT)	$(274,297)
State and Local (TT)	633,122
Foreign	262,295
Other	(21,810)
Total tax expense	$599,310

More than 50% of the local income taxes relate to the Hansestadt Hamburg, a state within the Federal Republic of Germany.

Effective Income Tax Rate Reconciliation

A reconciliation of the German statutory income tax rate to the actual effective income tax rate is provided below:

	Six months ended June 30, 2025
	%	$
German statutory Corporate Income tax rate	15.83	$(2,168,665)
State and local income tax	(4.62)	633,122
Nontaxable items	(17.80)	2,438,640
Other	2.22	(303,787)
Effective income tax rate	(4.37)	$599,310

State and local income tax results from Trade Tax levied by the Hansestadt Hamburg.

Tax nontaxable items are related to dividend payments and capital gains from corporate companies which are in principle not subject to taxation (avoidance of double taxation burdens at the corporate level in chains of companies).

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
Deferred Taxes

The significant components of the Company`s deferred tax account balances relate to temporary differences and are as follows:

	December 31, 2024	June 30, 2025
Deferred tax assets
Receivables due from related parties	$2,599,889	$3,557,769
Intangible assets	1,779,153	2,701,730
Right of Use Assets	2,508,472	2,582,777
Provisions	1,481,197	1,880,124
Loss Carrying Forwards	—	1,252,293
Prepaid expenses and other assets	1,057,998	798,279
Other	478,864	1,014,991
Total deferred tax assets	9,905,573	13,787,963
Valuation allowances	(2,241,536)	(4,381,795)
Deferred tax assets, net of valuation allowances	7,664,037	9,406,168
Offsetting	(5,824,534)	(5,902,744)
Deferred tax assets, net of valuation allowances per balance sheet	$1,839,503	$3,503,424

Deferred tax liabilities
Intangible assets	$5,278,366	$7,451,727
Equity instrument investments	5,757,950	7,080,392
Lease liabilities	2,508,472	2,582,778
Other	376,129	582,486
Total deferred tax liabilities	13,920,917	17,697,383
Offsetting	(5,824,534)	(5,902,744)
Deferred tax liabilities per balance sheet	$8,096,383	$11,794,639

Net deferred tax liabilities	$6,256,880	$8,291,215

Uncertain Tax Positions

The benefits of uncertain tax positions are recorded in the Company´s consolidated financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge from the tax authorities.

The Company files income tax returns in Germany, the Netherlands, Norway, Panama and Colombia and is subject to examinations by tax authorities. The Company believes that its income tax reserves are adequately maintained. However, the final determination of the Company tax returns, if audited, is uncertain and therefore there is a possibility for a change of the Company`s estimate in the future. There were no unrecognized tax benefits as of June 30, 2025, and there were no changes in the reporting period. The Company accrues interest and penalties related to underpayment of income taxes within the provision for income taxes.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
23.	Share-based compensation

The options were granted to management and key employees of MPC Capital in 2024 and are subject to market, performance and a service condition of four years. The remaining term of the options granted is derived from the contractual terms and the grant date of the options. The risk-free rate for periods within the contractual life of the option is based on zero-coupon bond risk-free rates generated using the Svensson model and yield curve data provided by the German Central Bank in effect at the time of grant. The grant-date fair value was $2.25 per option and was determined using the Black-Scholes model.

Long-term incentive program
Expected volatility	43.21%
Expected dividend yield	6.6%
Expected term (in years)	4.5
Risk-free rate	2.5%

Options	Number of options (in thousands)	Weighted average exercise price (Euro)	Weighted average remaining contractual term (Years)	Aggregate intrinsic value (USD, in thousands)
Outstanding at January 1, 2025	450	1
Granted	—	1
Exercised	—	1
Forfeited or expired	10	1
Outstanding at June 30, 2025	440	1	4.0	$1,949
Exercisable at June 30, 2025	—	—	—	—

As of December 31, 2024, there was $798,000 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the employee share option agreements of MPC Capital. That cost is expected to be recognized over a weighted-average period of 3.0 years. For the six months period ended June 30, 2025, the Company recognized expenses in the amount of $115,044 in the unaudited interim consolidated statement of comprehensive income and also has affected noncontrolling interests in the Company’s unaudited condensed consolidated statement of shareholders’ equity. No options were exercised, and no cash was paid out during the reporting period.

24.	Segment Information:

Following the acquisition of the MPC Capital on December 16, 2024, the Company determined that it operated in three reportable segments: (i) the dry bulk segment (ii) the containership segment and (iii) the asset management segment. These reportable segments reflect the Company’s internal organization and the way its chief operating decision maker (“CODM”), who is the Chief Executive Officer of the Company, reviews and analyzes the operating results and allocates capital within the Company. The CODM assesses segment performance using key financial measures, including revenues, operating expenses, segment operating income and net income. These metrics help the CODM assess segment profitability, optimize fleet deployment, control costs and determine capital allocation. Based on these segment performance trends, the CODM makes resource allocation decisions such as adjusting asset acquisition strategies, adjusting chartering strategies, prioritizing fleet expansion or disposals, and optimizing cost efficiencies to enhance profitability and overall segment performance. Further, the transport of dry bulk cargoes and containerized cargoes has different characteristics and the nature of trade, trading routes, charterers and cargo handling of differ in important respects. MPC Capital provides asset management services and it does not have similar economic characteristics to the other two segments. The Company does not disclose geographic information relating to its dry bulk and container ship segments because when it charters a vessel to a charterer, the charterer is free, subject to certain exemptions, to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable. For the asset management disclosure of geographic information refer to Note 18.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
The table below presents information about the Company’s reportable segments as of and for the six months ended June 30, 2024, and 2025. The accounting policies followed in the preparation of the reportable segments are the same as those followed in the preparation of the Company’s unaudited interim condensed consolidated financial statements. Segment results are evaluated based on income from operations.

	Six months ended June 30, 2024			Six months ended June 30, 2025
	Dry bulk segment	Containership segment	Total	Dry bulk segment	Containership segment	Asset management segment	Total
- Vessel revenues	$30,244,797	$6,424,979	$36,669,776	$15,312,143	$6,170,124	$—	$21,482,267
- Revenue from services	—	—	—	—	—	16,803,545	16,803,545
Total revenues	$30,244,797	$6,424,979	$36,669,776	$15,312,143	$6,170,124	$16,803,545	$38,285,812
Voyage expenses (including charges from related party)	(1,701,922)	(310,852)	(2,012,774)	(1,341,234)	(435,583)	—	(1,776,817)
Vessel operating expenses	(12,379,672)	(2,277,979)	(14,657,651)	(8,387,369)	(1,857,355)	—	(10,244,724)
Cost of revenue from services (exclusive of depreciation and amortization shown separately below)	—	—	—	—	—	(10,504,581)	(10,504,581)
Management fees to related parties	(2,127,788)	(358,904)	(2,486,692)	(1,953,033)	(335,610)	—	(2,288,643)
Depreciation and amortization	(4,630,403)	(2,757,452)	(7,387,855)	(4,778,984)	(724,256)	(1,149,915)	(6,653,155)
Provision for doubtful accounts	—	—	—	—	—	(15,459)	(15,459)
Net gain / (loss) on sale of vessels	19,307,595	—	19,307,595	(2,082,412)	80,766	—	(2,001,646)
Loss on vessels held for sale	—	—	—	(5,554,777)	—	—	(5,554,777)
Gain from a claim	1,411,356	—	1,411,356	—	—	—	—
Net gain on disposal of assets	—	—	—	—	—	410,099	410,099
Net gain from equity method investments	—	—	—	—	—	441,493	441,493
Net loss from equity method investments measured at fair value	—	—	—	—	—	(25,430,461)	(25,430,461)
Segments operating income/(loss)	$30,123,963	$719,792	$30,843,755	$(8,785,666)	$2,898,086	$(19,445,279)	$(25,332,859)
Interest and finance costs			(3,580,372)				(431,125)
Interest income			1,950,245				587,209
Foreign exchange losses			(10,599)				(1,301,795)
Less: Unallocated corporate general and administrative expenses			(3,387,071)				(9,547,735)
Less: Corporate Interest and finance costs			(424,322)				(2,762,996)
Less: Corporate Interest income			1,376,609				422,238
Less: Corporate exchange (losses)/ gains			(75,059)				162,197
Corporate: Net gain from equity method investments measured at fair value							615,812
Dividend income on equity securities			2,853,165				2,196,716
Dividend income from related party			707,777				703,889
Dividend income from equity method investments measured at fair value (related party)			—				10,610,587
Gains on equity securities			15,025,838				5,457,774
Other net			—				2,213,634
Net income / (loss), before taxes			$45,279,966				$(16,406,454)

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
A reconciliation of total segment assets to total assets presented in the accompanying unaudited interim consolidated balance sheets of December 31, 2024 and June 30, 2025, is as follows:

	As of December 31, 2024	As of June 30, 2025
Dry bulk segment	$194,561,173	$159,207,459
Containership segment	54,030,862	17,739,238
Asset management segment	308,393,047	313,840,644
Cash and cash equivalents (1)	53,677,612	19,331,794
Prepaid expenses and other assets (1)	186,714,227	192,690,362
Total consolidated assets	$797,376,921	$702,809,497

(1)	Refers to assets of other, non-vessel owning, entities included in the unaudited interim consolidated financial statements.

25.	Subsequent Events:

(a)
Dividend on Series D Preferred Shares: On July 15, 2025, the Company paid to Toro a dividend (declared on June 27, 2025) amounting to $1,250,000 on the Series D Preferred Shares for the dividend period from April 15, 2025 to July 14, 2025.

(b)
Sale and Leaseback of the M/V Magic Thunder: On July 29, 2025, the Company successfully completed a sale and leaseback transaction for the M/V Magic Thunder, a 2011-built Kamsarmax bulk carrier vessel with a Japanese counterparty. The bareboat financing amounts to $14.6 million, has a duration of five years, and a purchase option for the Company, beginning at the end of the second year of the bareboat charter period.

(c)
Issuance of Series E Preferred Shares to Toro: On September 29, 2025, the Company agreed to issue 60,000 Series E Cumulative Perpetual Convertible Preferred Shares (the “Series E Preferred Shares”) having a stated amount of $1,000 each to Toro for a total consideration of $60.0 million in cash. The distribution rate of the Series E Preferred Shares is 8.75%, paid quarterly, and they are convertible into common shares of Castor from the first anniversary of the issue date at a conversion price equal to the 5-day value weighted average price immediately preceding the conversion, subject to a minimum conversion price of $0.30. The Company may at its option redeem the Series E Preferred Shares, in whole or in part, at any time, on or after October 30, 2025, for a cash consideration equal to 100% of the stated amount plus any accrued and unpaid distributions up until that date. This transaction and its terms were approved by the board of directors of Castor and Toro at the recommendation of their respective independent committees who negotiated the transaction.